Filed Pursuant to Rule 424(b)(5)
Registration No. 333-238122

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 9, 2022

Preliminary Prospectus Supplement

(To Prospectus Dated May 8, 2020)

$1,000,000,000

$500,000,000     % Notes due 2027

$500,000,000     % Notes due 2029

The 2027 notes will mature on             , 2027. The 2029 notes will mature on            , 2029. We collectively refer to the 2027 notes and 2029 notes offered hereby as the “notes.” Interest on the 2027 notes will be payable semi-annually in arrears on                    and                    of each year, commencing            , 2023. Interest on the 2029 notes will be payable semi-annually in arrears on                    and                    of each year, commencing            , 2023.

We intend to use the net proceeds of the offering of the notes, together with available cash, to redeem or repurchase our outstanding 3.850% senior notes due 2023 (the “2023 notes”). See “Use of Proceeds.”

We may redeem any series of the notes in whole or in part at our option and from time to time at the applicable redemption prices described under “Description of the Notes—Optional Redemption.” If a change of control triggering event as described herein occurs with respect to a series of notes, the holders of the notes of such series may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any. See “Description of the Notes—Change of Control Offer.”

The notes will be senior unsecured obligations of Newell Brands and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks that are described or referenced in the “Risk Factors” section on page S-14 of this prospectus supplement.

	Per 2027 Note		Per 2029 Note		Total
Public Offering Price		%		%	$
Underwriting Discount and Commission		%		%	$
Proceeds, Before Expenses, to Us		%		%	$

The public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from             , 2022.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company and its participants including Clearstream Banking, S.A. and Euroclear Bank S.A./N.V., against payment in New York, New York on or about             , 2022.

Joint Book-Running Managers

J.P. Morgan	BofA Securities	Citigroup
HSBC	Goldman Sachs & Co. LLC	RBC Capital Markets
Barclays	Wells Fargo Securities	Credit Suisse

Co-Managers

PNC Capital Markets LLC	ING
Siebert Williams Shank	US Bancorp

September     , 2022

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus contain information about Newell Brands Inc. and about the notes. They also refer to information contained in other documents filed by us with the SEC and incorporated into this prospectus supplement by reference. References to this prospectus supplement or the accompanying prospectus also include the information contained in such other documents. To the extent that information appearing in a later filed document is inconsistent with prior information, the later statement will control. If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “Newell Brands,” “Company,” “Newell,” “we,” “us” and “our” refer to Newell Brands Inc. and its subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term, it is defined in the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement or the accompanying prospectus, you should rely on the information contained in this prospectus supplement or the accompanying prospectus, unless the information incorporated by reference was filed after the date of this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than any portions of such filings that are furnished rather than filed under applicable SEC rules) until our offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed with the SEC on February 14, 2022;

•

Our Quarterly Reports on Form 10-Q for the quarter ended March  31, 2022 filed with the SEC on April 29, 2022 (the “First Quarter Form 10-Q”) and June  30, 2022 filed with the SEC on July 29, 2022 (the “Second Quarter Form 10-Q,” and together with the First Quarter Form 10-Q, the “Forms 10-Q”);

•	The portions of our definitive Proxy Statement on Schedule 14A filed with the SEC on March 23, 2022 and incorporated by reference into the Form 10-K; and

•

Our Current Reports on Form 8-K filed with the SEC on February  7, 2022, February  11, 2022 (related to Item 5.02 only), February  22, 2022, March  7, 2022, May  6, 2022, June  2, 2022 and September 6, 2022 (related to Item 1.01 and Item 2.03 only).

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You may request a copy of these filings at no cost by writing to or telephoning us at the following addresses:

Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: 1-770-418-7000

Email: investor.relations@newellco.com

Attention: Office of Investor Relations

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein that are not historical in nature and constitute forward-looking statements in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the duration and impact of the COVID-19 pandemic or any other macroeconomic impacts, sales (including pricing), income/(loss), return on invested capital, operating income, operating margin or gross margin improvements or declines, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, debt ratings, availability of financing, interest rates, restructuring and other project-related costs, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings, inflation or deflation with respect to raw materials and sourced products, productivity and streamlining, synergies, changes in foreign exchange rates, product recalls, expected benefits and financial results from recently completed acquisitions and planned acquisitions and divestitures, and management’s plans, projections and objectives for future operations, performance and growth, or the assumptions relating to any of the forward-looking statements. These statements generally can be identified by the use of words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “setting up,” “beginning to,” “will,” “should,” “would,” “could,” “resume,” “are confident that,” “remain optimistic that,” “seek to,” or similar statements. We caution that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. In addition, there are no assurances that we will complete any or all of the potential transactions, or other initiatives referenced herein. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to our ability to optimize costs and cash flow and mitigate the impact of retailer inventory rebalancing through discretionary and overhead spend management, advertising and promotion expense optimization, demand forecast and supply plan adjustments and actions to improve working capital; our ability to improve productivity, reduce complexity and streamline operations; our ability to manage the actual or perceived effects of the COVID-19 pandemic, including as a result of any additional variants of the virus or the efficacy and distribution of vaccines; our dependence on the strength of retail and consumer demand and commercial and industrial sectors of the economy in various countries around the world; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our customers; supply chain and operational disruptions in the markets in which we operate, whether as a result of the actual or perceived effects of the COVID-19 pandemic or broader geopolitical and macroeconomic conditions, including the military conflict between Russia and Ukraine; changes in the prices and availability of labor, transportation, raw materials and sourced products, including significant inflation, and our ability to offset cost increases through pricing and productivity in a timely manner; the cost and outcomes of governmental investigations, inspections, lawsuits, legislative requests or other actions by third parties, the potential outcomes of which could exceed policy limits, to the extent insured; our ability to develop innovative new products, to develop, maintain and strengthen end-user brands and to realize the benefits of increased advertising and promotion spend; our ability to consistently maintain effective internal control over financial reporting; the risks

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inherent to our foreign operations, including currency fluctuations, exchange controls and pricing restrictions; future events that could adversely affect the value of our assets and/or stock price and require additional impairment charges; unexpected costs or expenses associated with dispositions; our ability to effectively execute our turnaround plan, including Project Ovid, described under “Summary” in this prospectus supplement; risks related to our substantial indebtedness, potential increases in interest rates or changes in our credit ratings; a failure or breach of one of our key information technology systems, networks, processes or related controls or those of our service providers; the impact of U.S. and foreign regulations on our operations, including the impact of tariffs, data privacy regulations and environmental remediation costs and legislation and regulatory actions related to climate change; the potential inability to attract, retain and motivate key employees; changes in tax laws and the resolution of tax contingencies resulting in additional tax liabilities; product liability, product recalls or related regulatory actions; our ability to protect our intellectual property rights; significant increases in the funding obligations related to our pension plans; and other factors listed from time to time in our SEC filings, including but not limited to the Form 10-K and Forms 10-Q.

In addition, there can be no assurance that we have currently identified or assessed all of the factors that affect us or that the publicly available and other information that we receive with respect to these factors is complete or correct. Changes in such assumptions or factors could produce significantly different results. The information contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein is as of the date indicated. We assume no obligation to update any forward-looking statements contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein as a result of new information or future events or developments.

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SUMMARY

The following summary may not contain all of the information that is important to you. You should read the following summary together with more detailed information regarding us and the notes being sold in this offering and our financial statements and notes thereto which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

Newell Brands Inc.

We are a leading global consumer goods company with a strong portfolio of well-known brands, including Rubbermaid, FoodSaver, Calphalon, Sistema, Sharpie, Paper Mate, Dymo, EXPO, Elmer’s, Yankee Candle, Graco, NUK, Rubbermaid Commercial Products, Spontex, Coleman, Campingaz, Contigo, Oster, Sunbeam and Mr. Coffee. Our beloved brands enhance and brighten consumers’ lives at home and outside by creating moments of joy, building confidence and providing peace of mind. We sell our products in nearly 200 countries around the world and have operations on the ground in over 40 of these countries, excluding third-party distributors.

Business Strategy. We continue to execute on our turnaround strategy of building a global, next generation consumer products company that can unleash the full potential of our brands in a fast-moving omni-channel environment. The strategy, developed in 2019, is designed to:

•

Drive sustainable top line growth by focusing on innovation, sharpening brand positioning, strengthening the international businesses, enhancing digital marketing and omni-channel capabilities, and building customer relationships;

•	Improve operating margins by driving productivity and overhead savings, while reinvesting in the business;

•	Accelerate cash conversion cycle by focusing on cash efficiency and improving key working capital metrics;

•	Strengthen the portfolio by investing in attractive categories that are aligned with its capabilities and strategy and optimizing product mix; and

•	Strengthen organizational capabilities and employee engagement by building a winning team and focusing the best people on the right things.

We are implementing this strategy while addressing key challenges such as shifting consumer preferences and behaviors; a highly competitive operating environment; a rapidly changing retail landscape; continued macroeconomic and geopolitical volatility; significant inflationary and supply chain pressures; and an evolving regulatory landscape.

Continued execution of these strategic imperatives, in combination with new initiatives aimed to build operational excellence, will better position us for long-term sustainable growth. One such initiative that was announced in the third quarter of 2021 is Project Ovid, a multi-year, customer centric supply chain initiative to transform our go-to-market capabilities in the U.S., improve customer service levels and drive operational efficiencies. This initiative is expected to leverage technology to further simplify the organization by harmonizing and automating processes. Project Ovid is designed to optimize our distribution network by creating a single integrated supply chain from 23 business-unit-centric supply chains. The initiative is intended to reduce administrative complexity, improve inventory and invoicing workflow for our customers and enhance product availability for consumers through omni-channel enablement. This new operating model is also expected to drive efficiencies by better utilizing our transportation and distribution network.

Organizational Structure. Our five primary reportable segments are as follows:

Segment	Key Brands	Description of Primary Products
Commercial Solutions	Mapa, Quickie, Rubbermaid, Rubbermaid Commercial Products and Spontex	Commercial cleaning and maintenance solutions; closet and garage organization; hygiene systems and material handling solutions

Home Appliances	Calphalon, Crockpot, Mr. Coffee, Oster and Sunbeam	Household products, including kitchen appliances

Home Solutions	Ball(1), Calphalon, Chesapeake Bay Candle, FoodSaver, Rubbermaid, Sistema, WoodWick and Yankee Candle	Food and home storage products; fresh preserving products; vacuum sealing products; gourmet cookware, bakeware and cutlery; and home fragrance products

Learning and Development	Aprica, Baby Jogger, Dymo, Elmer’s, EXPO, Graco, Mr. Sketch, NUK, Paper Mate, Parker, Prismacolor, Sharpie, Tigex, Waterman and X-Acto	Baby gear and infant care products; writing instruments, including markers and highlighters, pens and pencils; art products; activity-based adhesive and cutting products and labeling solutions

Outdoor and Recreation	Campingaz, Coleman, Contigo, ExOfficio and Marmot	Products for outdoor and outdoor-related activities

(1)	and Ball® TM of Ball Corporation, used under license.

Commercial Solutions. The Commercial Solutions segment designs, manufactures, sources, and distributes commercial cleaning and maintenance solutions products, closet and garage organization products, hygiene systems and material handling solutions, primarily under the Rubbermaid, Rubbermaid Commercial Products, Mapa, Quickie and Spontex brands.

The Commercial Solutions segment primarily markets its products directly to warehouse clubs, home centers, commercial products distributors, mass merchants, specialty retailers, distributors, e-commerce retailers, select contract customers and other professional customers.

Home Appliances. The Home Appliances segment designs, manufactures, sources, markets and distributes a diverse line of household products. Kitchen appliances are primarily sold under the Crockpot, Mr. Coffee, Oster and Sunbeam brands. The Home Appliances segment also has rights to sell various small appliance products in substantially all of Europe under the Breville brand name.

The Home Appliances segment primarily markets its products directly to warehouse clubs, department stores, drug/grocery stores, home centers, mass merchants, specialty retailers, distributors and e-commerce retailers.

Home Solutions. The Home Solutions segment designs, manufactures, sources, markets and distributes a diverse line of household products. Food storage products are sold primarily under the FoodSaver, Rubbermaid and Sistema brands. Aluminum and stainless-steel cookware and bakeware are sold under the Calphalon brand. We also sell certain home canning and food storage products under the Ball brands, pursuant to a license from

Ball Corporation. Home fragrance products are sold primarily under the Chesapeake Bay Candle, WoodWick and Yankee Candle brands.

The Home Solutions segment primarily markets its products directly to warehouse clubs, department stores, grocery stores, home centers, mass merchants, specialty retailers, distributors and e-commerce retailers, as well as direct to consumers online and in Yankee Candle retail stores.

Learning and Development. The Learning and Development segment designs, manufactures, sources, markets and distributes writing instruments, including markers and highlighters, pens and pencils; art products; activity-based adhesive and cutting products; labeling solutions; baby gear and infant care products. Writing instruments, activity-based adhesive and cutting products and labeling solutions products are sold primarily under the Dymo, Elmer’s, EXPO, Mr. Sketch, Paper Mate, Parker, Prismacolor, Sharpie, Waterman and X-Acto brands. Baby gear and infant care and health products are sold primarily under the Aprica, Baby Jogger, Graco, NUK and Tigex brands.

The Learning and Development segment primarily markets its products directly to mass merchants, warehouse clubs, drug/grocery stores, office superstores, office supply stores, contract stationers, travel retail, distributors and e-commerce retailers, and direct to consumers online.

Outdoor and Recreation. The Outdoor and Recreation segment designs, manufactures, sources, markets and distributes global consumer active lifestyle products for outdoor and outdoor-related activities. Active lifestyle products are sold primarily under the Campingaz, Coleman, Contigo, ExOfficio and Marmot brands.

The Outdoor and Recreation segment primarily markets its products directly to warehouse clubs, department stores, grocery stores, mass merchants, sporting goods and specialty retailers, distributors and e-commerce retailers, as well as direct to consumers online.

We are a Delaware corporation. Our principal executive offices are located at 6655 Peachtree Dunwoody Road, Atlanta, Georgia 30328, and our telephone number is (770) 418-7000.

Recent Developments

COVID-19 Pandemic, Supply Chain Constraints, Inflation and Consumer Demand Factors

The COVID-19 pandemic, which began in late 2019, the rise in inflation and other events since that time have continued to disrupt our global operations, similar to those of many large, multi-national corporations in two primary areas:

Supply chain. The Company continues to face product, supply and labor shortages, capacity constraints and logistical challenges across its businesses, including port congestion, constrained shipping container availability and delays in carrier pickup, which have negatively impacted the Company’s ability to satisfy demand for its products, creating order backlog in certain categories. The Company also continues to face significant inflation for commodities, including resin and metals, sourced finished goods, transportation and labor, which had a negative high-single-digit-percentage impact to costs of products sold in the first half of 2022. These various disruptions have persisted in the third quarter of 2022 to date and are expected to persist, at least in the near-term. In particular, in the third quarter of 2022 the Company has experienced a pullback in retailer orders as retailers rebalance inventory in light of continued inflationary pressures on consumers, which the Company expects will materially impact its net sales, profitability and operating cash flows in the third quarter of 2022 and fiscal year 2022. To help mitigate the negative impact of the above to the operating performance of its businesses, the Company has secured selective pricing increases and deployed overhead cost containment efforts. It is also accelerating productivity initiatives, optimizing its advertising and promotion expenses and taking actions to improve working capital.

Consumer demand patterns. During the quarantine phase of the pandemic in 2020, consumer purchasing behavior strongly shifted to certain focused categories. At that time, certain of the Company’s product categories benefited from this shift, primarily in Food, Commercial and Home Appliances. Some of the Company’s other businesses were negatively impacted but experienced a surge in demand post lockdowns, in particular Writing, Baby and Home Fragrance. While the seasonality of the Company’s businesses reverted back to historical trends in 2021, inflationary pressures have negatively affected consumer demand in 2022, as described above, especially as certain of its businesses are lapping a prior-year surge in demand. Uncertainty still remains over the volatility and direction of future consumer demand patterns.

We believe the extent of the impact of the COVID-19 pandemic, supply chain constraints and inflationary pressures described above on the Company’s future sales, operating results, cash flows, liquidity and financial condition will continue to be driven by numerous evolving factors that the Company cannot accurately predict and which will vary by jurisdiction and market. We continue to monitor for any future developments regarding COVID-19, including government requirements and recommendations at the national, state, and local level on whether to reinstate and/or extend certain initiatives previously implemented to help contain the spread of the virus. We have mandated vaccinations for our U.S. professional and office-based employees. See “Risk Factors—COVID-19 Related Risks” in the Form 10-K.

Russia-Ukraine Conflict

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. While we do not expect the conflict to have a material impact on our results of operations, we have experienced shortages in raw materials and increased costs for transportation, energy, and commodities due in part to the negative impact of the Russia-Ukraine military conflict on the global economy. Further escalation of geopolitical tensions related to the conflict, including increased trade barriers and restrictions on global trade, could result in, among other things, cybersecurity risks, supply disruptions, lower consumer demand and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

Additionally, if the military conflict escalates beyond its current scope, we could be negatively impacted by economic recessions in certain neighboring European countries or globally.

Share Repurchase Program

On February 6, 2022, our Board of Directors authorized a $375 million Share Repurchase Program (“SRP”), effective immediately through the end of 2022. Under the SRP, the Company may purchase its common shares in the open market, in negotiated transactions or in other manners, as permitted by federal securities laws and other legal requirements. On February 25, 2022, the Company repurchased $275 million of its shares of common stock beneficially owned by Carl C. Icahn and certain of his affiliates (collectively, “Icahn Enterprises”), at a purchase price of $25.86 per share, the closing price of the Company’s common shares on February 18, 2022. During the three months ended June 30, 2022, the Company repurchased approximately $50 million of its shares of common stock at an average purchase price of $22.01 per share. At June 30, 2022, the Company has remaining authority to repurchase approximately $50 million of its shares of common stock under the SRP.

Revolving Credit Facility Refinancing

On August 31, 2022, the Company entered into a new $1.5 billion senior unsecured revolving credit facility (the “New Revolving Credit Facility”) that matures in August 2027 (the “Revolving Credit Facility Refinancing”).

The New Revolving Credit Facility provides for the issuance of up to $150 million of letters of credit and provides committed back-up liquidity for the issuance of commercial paper, in each case, to the extent there is sufficient availability for borrowing under the New Revolving Credit Facility. In addition, the New Revolving Credit Facility has an accordion feature that could increase the aggregate amount of the total credit facility by $500 million, subject to the satisfaction of certain conditions, including receipt of additional lender commitments. The New Revolving Credit Facility refinanced the Company’s previous $1.25 billion senior unsecured revolving credit facility (the “Existing Revolving Credit Facility”).

J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent of our New Revolving Credit Facility. Affiliates of certain of the other underwriters are also lenders under our New Revolving Credit Facility. See “Underwriting—Other Relationships.”

The Offering

The following is a brief summary of the notes and the offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Newell Brands Inc., a Delaware corporation.

Securities Offered	$500 million initial principal amount of % notes due 2027, which mature on , 2027 (the “2027 notes”).

$500 million initial principal amount of % notes due 2029, which mature on , 2029 (the “2029 notes”).

Interest Rate	The 2027 notes will bear interest at % per annum. The 2029 notes will bear interest at % per annum. Interest on the notes will accrue from , 2022.

Interest Payment Dates	Interest on the 2027 notes will be payable semi-annually in arrears on and of each year, commencing , 2023 to holders of record on the or (whether or not a business day) immediately preceding the relevant interest payment date. Interest on the 2029 notes will be payable semi-annually in arrears on and of each year, commencing , 2023 to holders of record on the or (whether or not a business day) immediately preceding the relevant interest payment date.

Optional Redemption	We may redeem all or part of the 2027 notes at any time prior to (the date that is three months prior to the maturity date) and all or part of the 2029 notes at any time prior to (the date that is three months prior to the maturity date) at our option at a redemption price equal to the greater of:

•	the principal amount of the notes being redeemed; or

•	the Make-Whole Amount (as defined herein) for the notes being redeemed,

plus, in each case, accrued interest to, but not including, the redemption date.

On or after (the date that is three months prior to the maturity date) in the case of the 2027 notes and on or after (the date that is three months prior to the maturity date) in the case of the 2029 notes, we may redeem all or part of the notes at any time at our option at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the redemption date.

Change of Control Offer	If a change of control triggering event occurs with respect to a series of notes, each holder of the notes of such series may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any, to, but not including, the date of purchase. See “Description of the Notes—Change of Control Offer.”

Ranking	The notes will:

•	rank equally in right of payment with all of our unsecured and unsubordinated indebtedness from time to time outstanding;

•	be effectively junior in right of payment to any secured debt to the extent of the value of the assets securing such debt; and

•

be structurally subordinated to all liabilities of our subsidiaries, and our ability to pay principal and interest on the notes could be affected by the ability of our subsidiaries to declare and distribute dividends or otherwise transfer assets to us.

As of June 30, 2022, on an as adjusted basis after giving effect to the offering contemplated hereby (including the application of net proceeds of this offering as disclosed elsewhere in this prospectus supplement), we would have had approximately $5.167 billion of total debt.

Of that amount, as of June 30, 2022, our subsidiaries had $261 million of debt outstanding, excluding unamortized discounts and deferred financing fees, including $260 million of secured debt under our Securitization Facility (as defined below), which amounts would have ranked effectively senior to the notes. The indenture under which the notes are being offered does not limit the amount of debt that we or any of our subsidiaries may incur.

As of June 30, 2022, on an as-adjusted basis after giving effect to the Revolving Credit Facility Refinancing, we would have had $1.5 billion of availability under the New Revolving Credit Facility (without giving effect to outstanding letters of credit).

No Guarantees	The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries.

Form and Denominations	The notes of each series will be issued in book-entry form in denominations of $2,000 and integral multiples of $1,000 in excess thereof and represented by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company.

Trading	The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange.

Trustee	U.S. Bank Trust Company, National Association.

Certain Covenants	The indenture contains certain restrictive covenants that, among other things, will limit our ability to:

•	consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person; and

•

with certain exceptions, create, incur, assume or suffer to exist any lien of any kind upon any of our property or assets, or to permit any of our subsidiaries to do so upon any of their respective assets, unless the notes are equally and ratably secured.

See “Description of the Notes.”

Additional Notes	We may, without the consent of the holders, issue additional notes of a series in the future and thereby increase the principal amount of such notes outstanding. Such additional notes will have the same terms and conditions (except for the issue date, issue price and, if applicable, the first payment of interest on the additional notes) and, assuming they are fungible with the original notes for U.S. federal income tax purposes, the same CUSIP number (or other applicable identifying number) as the notes of such series so that the additional notes will be consolidated and form a single series with the notes of such series.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of the notes of approximately $ million. We intend to use the net proceeds of the offering of the notes, together with available cash, to redeem or repurchase our outstanding 2023 notes. Nothing in this prospectus supplement shall be deemed a notice of redemption for our outstanding 2023 notes.

Risk Factors	Your decision to participate in the offering is a decision to invest in the notes, which involves substantial risk. See “Risk Factors” beginning on page S-14 for a discussion of factors you should carefully consider before deciding to participate in this offering.

Certain Material U.S. Federal Income Tax Considerations	For a discussion of certain material U.S. federal income tax considerations to holders of the notes, see “Certain Material U.S. Federal Income Tax Considerations.”

Governing Law	The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Summary Historical Consolidated Financial Data of Newell Brands

The following table presents summary historical consolidated financial data of Newell Brands. The summary historical consolidated financial data as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, are derived from Newell Brands’ audited consolidated financial statements and accompanying notes, which are contained in the Form 10-K, which is incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of December 31, 2019 is derived from audited consolidated financial statements of Newell Brands not included in the Form 10-K. The summary historical consolidated financial data as of June 30, 2022, and for the six months ended June 30, 2022 and 2021, are derived from Newell Brands’ interim unaudited consolidated financial statements and accompanying notes, which are contained in the Second Quarter Form 10-Q, which is incorporated by reference into this prospectus supplement.

The information set forth below is only a summary. You should read the following information together with Newell Brands’ audited consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Form 10-K and the Forms 10-Q, which are incorporated by reference into this prospectus supplement, and in Newell Brands’ other reports filed with the SEC and incorporated by reference hereby.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2022(1)	2021(1)	2021(2)	2020(2)(3)	2019(2)(4)(5)
(in millions)
Statements of Operations Data
Net sales	$4,922	$4,997	$10,589	$9,385	$9,715
Gross profit	1,565	1,613	3,296	3,079	3,219
Operating income (loss)	534	497	946	(634)	(482)
Income (loss) before income taxes	536	369	693	(1,006)	(852)
Income (loss) from continuing operations	438	286	572	(770)	186
Loss from discontinued operations, net of tax	—	—	—	—	(79)

Net income (loss)	$438	$286	$572	$(770)	$107

		As of June 30,	As of December 31,
		2022(1)	2021(2)	2020(2)(3)	2019(2)(4)
(in millions)
Balance Sheet Data
Inventories, net		$2,522	$1,997	$1,638	$1,606
Working capital (6)		127	945	1,007	1,132
Total assets		14,448	14,179	14,700	15,642
Short-term debt, including current portion of long-term debt		1,461	3	466	332
Long-term debt		3,793	4,883	5,141	5,391
Total stockholder’s equity		3,947	4,091	3,900	4,996

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2022(1)	2021(1)	2021(2)	2020(2)(3)	2019(2)(4)(5)
(in millions, except percentages)
Other Financial Data
EBITDA(7)	$797	$667	$1,274	$(375)	$(103)
Adjusted EBITDA(7)	717	723	1,460	1,310	1,332
Operating margin	10.8%	9.9%
Adjusted operating margin(7)	12.1%	11.4%
Net cash provided by (used in) operating activities	(450)	76	884	1,432	1,044
Free Cash Flow (7)	(590)	(38)	595	1,173	779

(1)

Supplemental data regarding the second quarter of 2022 and 2021 is provided in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Second Quarter Form 10-Q, which is incorporated by reference into this prospectus supplement.

(2)

Supplemental data regarding 2021, 2020 and 2019 is provided in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K, which is incorporated by reference into this prospectus supplement.

(3)

During 2020, Newell Brands recorded an impairment charge related to goodwill and indefinite-lived intangibles of $1.5 billion related to the significant COVID-19 disruptions to supply chain, temporary closure of secondary customer retail stores and changes in consumer demand patterns in certain categories.

(4)

During 2019, Newell Brands recorded non-cash impairment charges related to goodwill and indefinite-lived intangibles of $1.2 billion in continuing operations and $112 million in discontinued operations.

(5)

The results of Newell Brands’ Playing Cards business, Process Solutions business and Rexair business were included in discontinued operations until their dates of disposition of December 2019, May 2019 and May 2019, respectively.

(6)	Working capital is defined as current assets less current liabilities.
(7)	This prospectus supplement contains non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC.

Newell Brands uses certain non-GAAP financial measures both to explain its results to stockholders and the investment community and in the internal evaluation and management of its businesses. Newell Brands’ management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors to view the Company’s performance and liquidity using the same tools that management uses to evaluate the Company’s past performance, reportable segments, prospects for future performance and liquidity.

“EBITDA” is defined as net income (loss) before interest, taxes, depreciation and amortization. “Adjusted EBITDA” is defined as net income (loss) before interest, taxes, depreciation and amortization, adjusted for loss from discontinued operations, net of tax, and as further adjusted for restructuring and certain other charges; acquisition amortization costs; non-cash impairment charges related to goodwill, other intangible assets, operating right of use assets and other assets; gains and losses and costs related to divestitures; gains and losses due to changes in the fair value of certain investments; Argentina hyperinflationary adjustments; certain product recall costs; fees for certain legal proceedings; pension settlement charges; debt extinguishment costs; non-cash stock based compensation expense; and certain other financial charges and tax adjustments.

“Adjusted operating margin” is defined as operating margin, adjusted for restructuring and certain other charges; acquisition amortization costs; costs related to divestitures; Argentina hyperinflationary adjustments; and fees for certain legal proceedings.

“Free Cash Flow” is defined as net cash provided by (used in) operating activities less capital expenditures.

While Newell Brands believes these non-GAAP financial measures are useful in evaluating Newell Brands’ performance and liquidity, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP.

Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies and are not prescribed in the Company’s debt covenants.

The following provides a numerical reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable financial measure prepared in accordance with GAAP:

	For the Six Months Ended June 30,				For the Years Ended December 31,
(in millions)	2022		2021		2021		2020	2019
Net income (loss)	$438		$286		$572		$(770)	$107
Loss from discontinued operations, net of tax	—		—		—		—	79
Income tax provision (benefit)	98		83		121		(236)	(1,038)
Interest expense, net	114		132		256		274	303
Depreciation and amortization	147		166		325		357	446

EBITDA	$797		$667		$1,274		$(375)	$(103)

	For the Six Months Ended June 30,				For the Years Ended December 31,
(in millions)	2022		2021		2021		2020	2019
Net income (loss)	$438		$286		$572		$(770)	$107
Loss from discontinued operations, net of tax	—		—		—		—	79
Additional items, net of tax	(47	)(a)	81	(b)	206	(c)	1,530 (d)	491 (e)
Income tax adjustments (f)	77		80		138		(10)	59
Interest expense, net	114		132		256		274	303
Adjusted depreciation and amortization (g)	112		118		236		245	251
Stock-based compensation (h)	23		26		52		41	42

Adjusted EBITDA	$717		$723		$1,460		$1,310	$1,332

(a)

Includes restructuring and restructuring related costs of $17 million; acquisition amortization costs of $35 million; $6 million primarily related to fees for certain legal proceedings; $4 million of costs related to completed divestitures; $4 million related to an Argentina hyperinflationary adjustment; $133 million gain on disposition of business; and $1 million gain due to changes in fair market value of investments, as well as the tax effects of other pre-tax items (see footnote (f) below). Also includes an income tax benefit of $20 million primarily related to a reduction in valuation allowances and recognition of certain tax credits.

(b)

Includes restructuring and restructuring related costs of $21 million; acquisition amortization costs of $40 million; $9 million primarily related to fees for certain legal proceedings; $4 million related to an Argentina hyperinflationary adjustment; $2 million loss on disposition of businesses; and $2 million of costs related to completed divestitures, as well as the tax effects of other pre-tax items (see footnote (f) below). Also includes an income tax benefit of $20 million primarily related to a reduction in valuation allowances and recognition of certain tax credits.

(c)

Includes restructuring and restructuring related costs of $46 million; acquisition amortization costs of $78 million; non-cash impairment charges of $60 million related to other intangible assets; costs of $21 million primarily related to completed divestitures; $14 million primarily related to fees for certain legal proceedings; $5 million loss on debt extinguishment; $5 million related to an Argentina hyperinflationary adjustment; a $4 million gain on disposition of businesses; and a $2 million of gain due to change in fair market value of investments, as well as the tax effects of other pre-tax items (see footnote (f) below).
(d)

Includes restructuring and restructuring related costs of $43 million; acquisition amortization costs of $99 million; non-cash impairment charges of $1.5 billion related to goodwill, other intangible assets, operating right of use assets and other assets; pension settlement charges of $53 million; $20 million of debt extinguishment costs; $16 million of fees for certain legal proceedings; a $9 million loss related to the sale of a product line in the Learning and Development segment; $7 million related to an Argentina hyperinflationary adjustment; divestiture costs of $4 million primarily related to completed divestitures and $2 million due to a product recall. Also includes an income tax benefit of $53 million for a reduction in valuation allowance related to integration of certain U.S. operations, partially offset by $47 million of deferred tax effects associated with certain outside basis differences, $20 million related to a change in tax status of certain entities and $5 million of tax effects of adopting the Coronavirus Aid, Relief and Economic Security (CARES) Act, as well as the tax effects of other pre-tax items (see footnote (f) below).

(e)

Includes restructuring and restructuring related costs of $82 million; acquisition amortization costs of $131 million; impairment charges of $1.2 billion primarily related to tradenames, customer relationships and goodwill; divestiture costs of $29 million primarily related to planned and completed divestitures; acquisition related costs of $1 million; cumulative depreciation and amortization catch-up of $55 million related to the inclusion of the Commercial Business, Mapa and Quickie businesses in continuing operations; a loss of $21 million due to changes in the fair value of certain investments; an Argentinian hyperinflationary adjustment of $12 million; $20 million of costs associated with a product recall; $8 million of other charges, primarily related to fees for certain legal proceedings; a loss on extinguishment of debt of $28 million; a $1 million loss on pension settlement and other financial charges and a net tax adjustment primarily related to foreign and state tax impacts of offshore earnings and a withholding tax refund from Switzerland; an income tax benefit of $522 million related to the deferred tax effects associated with the internal realignment of certain intellectual property rights as well as an income tax benefit of $227 million associated with a taxable loss related to the impairment of certain assets, as well as the tax effects of other pre-tax items (see footnote (f) below).

(f)

Newell Brands determined the tax effect of the items excluded in footnotes (a) through (e) above by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain situations in which an item excluded impacts income tax expense, Newell Brands uses a “with” and “without” approach to determine adjustments to income tax expense.

(g)

Excludes from GAAP depreciation and amortization the following items: (1) an acquisition amortization expense associated with intangible assets recognized in purchase accounting; (2) accelerated depreciation costs associated with restructuring activities; and (3) depreciation and amortization cost related to the inclusion of the Commercial Business, Mapa and Quickie businesses in continuing operations following our decisions in 2019 to no longer pursue sales of those businesses, as described in Note 2 to our audited consolidated financial statements included in the Form 10-K, which is incorporated by reference into this prospectus supplement.

(h)	Represents non-cash expense associated with stock compensation from continuing operations.

The following provides a numerical reconciliation of Adjusted operating margin to operating margin, which is the most directly comparable financial measure prepared in accordance with GAAP:

	For the Six Months Ended June 30, 2022
(in millions, except percentages)	GAAP Measure Reported	Restructuring and restructuring- related costs	Acquisition amortization	Transaction costs and other(a)	Non-GAAP Measure Adjusted
Net sales	$4,922	$—	$—	$—	$4,922
Cost of products sold	3,357	(8)	—	(2)	3,347

Gross profit	1,565	8	—	2	1,575
Selling, general and administrative expenses	1,022	—	(35)	(10)	977
Restructuring costs, net	9	(9)	—	—	—

Operating income	534	17	35	12	598
Margin	10.8%				12.1%

	For the Six Months Ended June 30, 2021
(in millions, except percentages)	GAAP Measure Reported	Restructuring and restructuring- related costs	Acquisition amortization	Transaction costs and other(a)	Non-GAAP Measure Adjusted
Net sales	$4,997	$—	$—	$—	$4,997
Cost of products sold	3,384	(7)	—	(2)	3,375

Gross profit	1,613	7	—	2	1,622
Selling, general and administrative expenses	1,106	(4)	(40)	(11)	1,051
Restructuring costs, net	10	(10)	—	—	—

Operating income	497	21	40	13	571
Margin	9.9%				11.4%

(a)	Includes $6 million primarily related to fees for certain legal proceedings; $4 million of costs related to completed divestitures; and $2 million related to Argentina hyperinflationary adjustment.
(b)	Includes $9 million primarily related to fees for certain legal proceedings; $2 million of costs related to completed divestitures; and $2 million related to Argentina hyperinflationary adjustment.

The following provides a numerical reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, which is the most directly comparable financial measure prepared in accordance with GAAP:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(in millions)	2022	2021	2021	2020	2019
Net cash provided by (used in) operating activities	$(450)	$76	$884	$1,432	$1,044
Capital expenditures	(140)	(114)	(289)	(259)	(265)

Free Cash Flow	$(590)	$(38)	$595	1,173	$779

RISK FACTORS

In considering whether to purchase the notes offered by this prospectus supplement and the accompanying prospectus, you should carefully consider the information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the factors listed in “Forward-Looking Statements” as well as the “Risk Factors” contained in the Form 10-K, which are incorporated by reference herein. The risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of the notes. In addition, the risks described below could result in a decrease in the value of the notes and your investment therein.

Risks Related to this Offering and the Notes

We have a substantial amount of indebtedness, which could limit our financing and other options and adversely affect our ability to make payments on the notes.

We have a substantial amount of indebtedness. As of June 30, 2022, on an as adjusted basis after giving effect to the offering contemplated hereby (including the application of net proceeds of this offering as disclosed elsewhere in this prospectus supplement), we would have had approximately $5.167 billion of total debt, and after giving effect to the Revolving Credit Facility Refinancing, we would have had approximately $1.5 billion of availability under the New Revolving Credit Facility (without giving effect to outstanding letters of credit). See “Capitalization” in this prospectus supplement. Our level of indebtedness could have important consequences to holders of the notes. For example, it may:

•

limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

•	limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors; and

•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness) could become due and payable prior to its stated maturity, and we may not be able to repay the indebtedness that becomes due. A default under our debt instruments may also significantly affect our ability to obtain additional or alternative financing. In addition, any breaches under our other debt instruments could constitute potential events of default under the notes or our other debt instruments that could result in the acceleration of the notes and such other indebtedness and potential cross-acceleration or cross-default events under our other debt instruments.

Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

We may still be able to incur substantially more debt.

We may be able to incur substantial indebtedness in the future. We have $1.5 billion of availability under the New Revolving Credit Facility (without giving effect to outstanding letters of credit). Although the credit agreement that governs the New Revolving Credit Facility contains restrictions on the incurrence of additional indebtedness by our subsidiaries, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, the indenture that governs the notes offered hereby will not limit our ability to incur indebtedness. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our Company.

Active trading markets for the notes may not develop.

Each series of notes will constitute a new issue of securities for which there is no existing trading market. We do not intend to apply for listing of the notes of any series on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for any series of notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the notes of that series. Further, there can be no assurance as to the liquidity of any market that may develop for such notes, your ability to sell such notes or the price at which you will be able to sell such notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	our credit ratings with major credit rating agencies; and

•	the level, direction and volatility of market interest rates generally.

Certain of the underwriters have advised us that they currently intend to make a market in the notes of each series, but they are not obligated to do so and may cease market-making at any time without notice.

Changes in our credit ratings may adversely affect the value of the notes.

In connection with this offering, we expect to receive credit ratings for the notes from Moody’s Investors Service, Inc. (“Moody’s”), Fitch Inc. (“Fitch”) and S&P Global Ratings (“S&P”). Such ratings are limited in scope and do not address all material risks related to structure, market or other factors related to the value of the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Beginning in November 2019, S&P, Moody’s and Fitch downgraded the Company’s debt ratings below investment grade. These downgrades resulted in an increase of 50 basis points to the interest rates on certain series of our outstanding senior notes and the inability to access our commercial paper program. In February 2022, S&P upgraded the Company’s debt ratings to investment grade. This upgrade resulted in a decrease of 25 basis points to the interest rates on certain series of our outstanding senior notes. Additionally, since the S&P upgrade, the Company has been in a position to access the commercial paper market to the extent there is sufficient availability for borrowing under its Existing Revolving Credit Facility (or, following the Revolving Credit Facility Refinancing, the New Revolving Credit Facility). However, there can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be further lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Increases in the level of our outstanding indebtedness, repurchases of our equity by us, the inability of the Company to realize expected cash flows or other events could cause the rating agencies to downgrade, place on negative watch or change their outlook on our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Additionally, credit rating agencies evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

The indenture does not limit the amount of debt we may incur or restrict our ability to engage in other transactions that may adversely affect holders of our notes.

The indenture under which the notes will be issued does not limit the amount of debt that we may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the notes any substantial protection in the event we participate in a highly leveraged transaction. In addition, the indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. Any such transaction could adversely affect you.

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Additionally, we tend to generate the majority of cash flow from operations in the third and fourth quarters of the year due to seasonal variations in operating results, the timing of annual performance-based compensation payments, working capital requirements and credit terms provided to customers. Based upon current levels of operations, we believe cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the notes) or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, if at all.

The notes are our obligations exclusively and our operations are conducted through, and our consolidated assets are held by, our subsidiaries. The notes will be structurally subordinated to any indebtedness of our subsidiaries. Structural subordination increases the risk that we will be unable to meet our obligations on the notes.

The notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. We are a holding company and conduct our business principally through our subsidiaries. Accordingly, our ability to service our debt, including the notes, depends on the results of operations and cash flows of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. As of June 30, 2022, our subsidiaries had $261 million of debt outstanding, excluding unamortized discounts and deferred financing fees. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interests in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us and may otherwise be subordinated to other indebtedness and payables due to equitable or other considerations.

We may not be able to purchase the notes upon a change of control triggering event.

Upon the occurrence of a “change of control triggering event” as defined under “Description of the Notes—Change of Control Offer,” we will be required to offer to purchase all outstanding notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. However, we may not be able to purchase the notes upon a change of control triggering event because we may not have sufficient funds to do so, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, our other then-existing debt. Holders of our 4.00% Notes due 2024, 4.875% Notes due 2025, 3.90% Notes due 2025, 4.20% Notes due 2026, 5.375% Notes due 2036 and 5.50% Notes due 2046 may require us to repurchase such notes upon the same change of control triggering event. In addition, certain changes of control are termination events under our receivables financing facility, which would permit the declaration of a termination date and result in the proceeds from all receivables under the facility paying off the facility.

The change of control offer covenant is limited to the transactions specified in “Description of the Notes—Change of Control Offer.” We have no present intention to engage in a transaction involving a change of control triggering event, although it is possible that we could decide to do so in the future. In the event we are required to purchase outstanding notes pursuant to a change of control triggering event, we expect that we would seek third-party financing to the extent we do not have available funds to meet our purchase obligations. However, we cannot assure you that we would be able to obtain such financing. In addition, our ability to purchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes upon a change of control triggering event would cause a default under the indenture that will govern the notes, which could result in defaults under our other debt agreements and have material adverse consequences for us and the holders of the notes.

Redemption may adversely affect your return on the notes.

We have the right to redeem some or all of the notes prior to maturity, as described under “Description of the Notes—Optional Redemption” in this prospectus supplement. We may redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the notes offered hereby (after deducting the underwriting discount and our estimated expenses of the offering) will be approximately $        million.

We intend to use the net proceeds from the sale of the notes in this offering, together with available cash, to redeem or repurchase our outstanding 2023 notes. The 2023 notes mature on April 1, 2023. As of June 30, 2022, we had $1.087 billion of outstanding 2023 notes, which bear interest at 4.1% per annum. Nothing in this prospectus supplement shall be deemed a notice of redemption for our outstanding 2023 notes. In addition, some of the underwriters or their affiliates may hold our 2023 notes and, as a result, may receive a portion of the offering proceeds. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt, total stockholders’ equity and total capitalization as of June 30, 2022, on

•	an actual basis;

•

an as adjusted basis to give effect to (i) the issuance and sale of the notes in this offering, (ii) the Revolving Credit Facility Refinancing, (iii) the application of net proceeds from this offering as set forth under “Use of Proceeds” in this prospectus supplement and (iv) estimated fees and expenses of approximately $16 million in connection with this offering.

You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2022
(in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	$323	$220

Total debt:
Securitization Facility(2)	$260	$260
Existing Revolving Credit Facility(3)	—	—
New Revolving Credit Facility(4)	—	—
Outstanding senior notes(5)	4,880	3,793
2027 notes offered hereby(6)	—	500
2029 notes offered hereby(6)	—	500
Commercial paper(7)	112	112
Other debt(8)	2	2

Total debt	$5,254	$5,167
Total stockholders’ equity	3,947	3,947

Total capitalization(9)	$9,201	$9,114

(1)

As adjusted amounts shown reflect (i) the issuance and sale of the notes in this offering, (ii) the Revolving Credit Facility Refinancing, (iii) the application of net proceeds from this offering as set forth under “Use of Proceeds” in this prospectus supplement and (iv) estimated fees and expenses of approximately $16 million in connection with this offering. Except as expressly noted, as adjusted amounts do not reflect the cash generated or used by the Company in its operations since June 30, 2022. As adjusted amounts shown do not reflect the aggregate $95 million dividend declared by our board of directors on August 10, 2022.

(2)

During the second quarter of 2022, the Company amended its Accounts Receivable Securitization Facility (the “Securitization Facility”). This amendment (1) reduced the aggregate commitment under the Securitization Facility to $375 million from $600 million, (2) extended its maturity by one year to October 2023 and (3) changed the reference rate under the Securitization Facility from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Financing Rate (SOFR). The Securitization Facility bears interest at a margin over the reference rate. The maximum availability under the Securitization Facility fluctuates based on eligible accounts receivable balances. At June 30, 2022, the Company had $260 million outstanding under the Securitization Facility.

(3)

The Company’s $1.25 billion Existing Revolving Credit Facility would have matured in December 2023. As of June 30, 2022, the Company did not have any borrowings outstanding under the Existing Revolving Credit Facility. On August 31, 2022, the Existing Revolving Credit Facility was replaced with the New Revolving Credit Facility through the Revolving Credit Facility Refinancing.

(4)

On August 31, 2022, we completed the Revolving Credit Facility Refinancing. After giving effect to the Revolving Credit Facility Refinancing, we would have had $1.5 billion of availability under the New Revolving Credit Facility (without giving effect to outstanding letters of credit).

(5)

Outstanding senior notes at June 30, 2022 is comprised of our 2023 notes, 4.00% senior notes due 2024, 4.875% senior notes due 2025, 3.90% senior notes due 2025, 4.20% senior notes due 2026, 5.375% senior notes due 2036 and 5.50% senior notes due 2046. On February 11, 2022, S&P upgraded our debt rating to “BBB-” from “BB+”, decreasing the interest rate on the relevant senior notes by 25 basis points. However, certain of our outstanding senior notes aggregating to approximately $4.2 billion are still subject to an upward interest rate adjustment of 25 basis points in connection with the Moody’s downgrade of our debt rating in 2020. See Footnote 9 of the notes to our interim unaudited consolidated financial statements included in our Second Quarter Form 10-Q for more information. The Company intends to use the net proceeds of the offering, together with available cash, to redeem or repurchase its outstanding 2023 notes. See “Use of Proceeds.”

(6)	Reflects the aggregate principal amount of the notes offered hereby.
(7)

In February 2022, S&P upgraded the Company’s debt ratings to investment grade. As a result, the Company has been in a position to access the commercial paper market. The New Revolving Credit Facility provides committed back-up liquidity for the issuance of commercial paper to the extent there is sufficient availability for borrowing under the New Revolving Credit Facility. As of August 31, 2022, the Company had $298 million outstanding under its commercial paper program.

(8)	Other debt relates primarily to finance lease obligations outstanding as of June 30, 2022 and other adjustments.
(9)	Total capitalization is the sum of total debt and total stockholders’ equity.

DESCRIPTION OF THE NOTES

In this section, unless otherwise indicated, references to “Newell Brands,” the “Company,” “Newell,” “we,” “us” and “our” refer to Newell Brands Inc. not including its subsidiaries.

We will issue the notes under an indenture, dated as of November 19, 2014, between us and U.S. Bank Trust Company, National Association, as trustee (as used in this prospectus supplement, the “trustee”). The indenture is subject to, and governed by, the Trust Indenture Act of 1939.

An aggregate principal amount of $1.0 billion of notes are being offered hereby, consisting of:

•	$500.0 million aggregate principal amount of the 2027 notes (the “2027 notes”); and

•	$500.0 million aggregate principal amount of the 2029 notes (the “2029 notes”).

We refer to the 2027 notes and 2029 notes collectively as the “notes.”

The term “debt securities,” as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the indenture and includes the notes. The debt securities and the trustee are more fully described in the accompanying prospectus under the caption “Description of Debt Securities.” The following summary of certain provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, a form of which is incorporated as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. Terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the indenture.

Ranking

The notes:

•	will be general unsecured obligations of Newell Brands;

•	will be pari passu in right of payment with all of our other unsecured debt and unsubordinated indebtedness from time to time outstanding;

•	will be effectively junior to any secured debt to the extent of the value of the assets securing such debt;

•	will be senior in right of payment to any future subordinated indebtedness of Newell Brands; and

•	will be structurally subordinated to all existing and future indebtedness of Newell Brands’ subsidiaries.

All debt securities, including the notes, issued and to be issued under the indenture will be our unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

The indenture does not limit the aggregate principal amount of debt securities that we may issue. We may issue debt securities from time to time as a single series or in two or more separate series up to the aggregate principal amount that we authorize from time to time for each series. We may, from time to time, without the consent of the holders of the notes, issue additional notes or other debt securities under the indenture in addition to the aggregate principal amount of the notes offered by this prospectus supplement.

Principal, Maturity and Interest

We are initially offering $1.0 billion aggregate principal amount of the notes as outlined above. We may, without the consent of the holders, increase the aggregate principal amount of any series of the notes outstanding in the future by issuing additional notes of such series with the same terms and conditions (except for the issue date, issue price and, if applicable, the first payment of interest on the additional notes) and, assuming they are fungible with the original notes for U.S. federal income tax purposes, with the same CUSIP number (or other applicable identifying number) as the notes of such series so that the additional notes will be consolidated and form a single series with the notes of such series.

The 2027 notes will mature on             , 2027 and will bear interest at a rate of     % per annum. The 2029 notes will mature on                 , 2029 and will bear interest at a rate of     % per annum. Interest on the notes will accrue from             , 2022 or from the most recent interest payment date to which interest has been paid or duly provided for. We will compute interest on the basis of a 360-day year consisting of twelve 30-day months.

Interest on the 2027 notes will be payable semi-annually in arrears on                  and                      of each year, commencing             , 2023 to holders of record on                      or                  (whether or not a business day) immediately preceding the relevant interest payment date. Interest on the 2029 notes will be payable semi-annually in arrears on                  and                      of each year, commencing             , 2023 to holders of record on                      or                      (whether or not a business day) immediately preceding the relevant interest payment date.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day,” with respect to any place of payment or any other particular location referred to in the indenture or the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment or particular location are authorized or obligated by law or executive order to close.

We will issue the notes only in fully registered book-entry form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes may be transferred or exchanged only through a participating member of The Depository Trust Company, or any successor depositary (“DTC”). See “—Book-Entry, Delivery and Form.”

We will make payments of principal of, and premium, if any, and interest on, notes through the trustee to DTC or its nominee. See “—Book-Entry, Delivery and Form.”

The notes will not have the benefit of any sinking fund.

The notes are subject to defeasance and discharge as described under the caption “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will not be required to pay a service charge for any transfer or exchange but will be required to pay certain taxes and governmental charges that are due on certain transfers. We will not be required to transfer or exchange any note selected for redemption. We also will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

All or any portion of the 2027 notes may be redeemed at any time prior to                  (the date that is three months prior to the maturity date), and all or any portion of the 2029 notes may be redeemed at any time prior to

                 (the date that is three months prior to the maturity date) (each such date, the applicable “par call date”), at a redemption price for the notes to be redeemed equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; and

•

the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, assuming such notes matured on the applicable par call date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus                      basis points, in the case of the 2027 notes, and plus                      basis points, in the case of the 2029 notes (in each case, the applicable “Make-Whole Amount”), as determined by the Quotation Agent (as defined below), plus, in each case, accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date.

On or after the applicable par call date, all or any portion of the 2027 notes and 2029 notes may be redeemed at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes and the indenture.

We will cause the trustee on our behalf to mail notice of any redemption at least 15 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed.

Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date. The notes will be redeemed in increments of $1,000 and, if we redeem any notes only in part, such that the principal amount that remains outstanding of each note that we redeem only in part equals $2,000 or an integral multiple of $1,000 in excess thereof.

Notice of any redemption of notes in connection with a corporate transaction (including any equity offering, an incurrence of indebtedness or a transaction involving a change of control of the Company) may, at our discretion, be given prior to the completion thereof and any such redemption or notice may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date. In addition, we may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption may be performed by another person.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable par call date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life— and shall interpolate to the applicable par call date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date, H.15 or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable par call date, as applicable. If there is no United States Treasury security maturing on the applicable par call date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable par call date, one with a maturity date preceding the applicable par call date and one with a maturity date following the applicable par call date, the Company shall select the United States Treasury security with a maturity date preceding the applicable par call date. If there are two or more United States Treasury securities maturing on the applicable par call date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

On and after the redemption date, interest will cease to accrue on the notes, or any portion of the notes, called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC or, if the notes to be redeemed are not represented by a global security, by a method the trustee deems to be fair and appropriate.

Change of Control Offer

If a change of control triggering event occurs with respect to the notes, unless we have exercised our option to redeem such notes as described above by mailing notice of such redemption to the registered holders of the notes being redeemed, we will be required to make an offer (a “change of control offer”) to each holder of the series of notes with respect to which such change of control triggering event has occurred to repurchase all of such holder’s notes or any part of such holder’s notes such that the principal amount that remains outstanding of each note not repurchased in full equals $2,000 or an integral multiple of $1,000 in excess thereof on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the principal amount of any notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”).

Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes, as the case may be, describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase such notes on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or delivered electronically (a “change of control payment date”). The notice will, if mailed or delivered electronically prior to the date of consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the applicable change of control payment date.

Upon the change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, immediately after giving effect to such transaction; or (4) the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of control triggering event” with respect to a series of notes means the occurrence of both a change of control and a rating event with respect to such series of notes.

“Fitch” means Fitch Inc., and its successors.

“Investment grade rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and a rating equal to or higher than BBB- (or the equivalent) by S&P, and a rating equal to or higher than the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating agencies” means (1) each of Fitch, Moody’s and S&P and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes of a series or fails to make a rating of such notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating event” means, with respect to any series of notes, that on any day during the period (the “trigger period”) commencing 60 days prior to the first public announcement by us of any change of control (or pending change of control) and ending 60 days following consummation of such change of control (which trigger period will be extended following consummation of a change of control for so long as any of the rating agencies has publicly announced that it is considering a possible ratings change), if the notes of such series had an investment grade rating from at least two of the three rating agencies on the day before the commencement of the trigger period, the notes of such series cease to have an investment grade rating from at least two of the three rating agencies; provided that if the notes of such series did not have an investment grade rating from at least two of the three rating agencies on the day before the commencement of the trigger period, then a rating event shall be deemed to occur upon the consummation of a change of control without regard to any action by any rating agency. Unless at least two of the three rating agencies are providing a rating for the notes of such series at the commencement of any trigger period, the notes of such series will be deemed to have ceased to have an investment grade rating from at least two of the three rating agencies during that trigger period.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

“Voting stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

Book-Entry, Delivery and Form

DTC. The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued as fully registered securities registered in the name Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully registered security certificate will be issued for each series of notes, in the aggregate principal amount of such series, and will be deposited with DTC.

The following is based on information furnished by DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agents. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others—indirect participants—such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of each security—the beneficial owner—is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases.

Beneficial owners are, however, expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they entered into the transactions. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If applicable, redemption notices shall be sent to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a direct participant in accordance with DTC’s MMI procedures. Under its usual procedures, DTC mails an omnibus proxy to Newell as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, principal payments and any premium, interest or other payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Newell or the paying agent, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, Newell or the paying agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, principal and any premium, interest or other payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Newell and the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner shall give notice to elect to have its notes purchased or tendered, through its participant, to the appropriate agent and will effect delivery of such notes by causing the direct participant to transfer the participant’s interest in the notes on DTC’s records to the appropriate agent. The requirement for physical delivery of the notes in connection with an optional tender or mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered notes to the DTC account of the appropriate agent.

We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We do not intend the information to serve as a representation, warranty or contract modification of any kind. We have received the information in this section concerning DTC and DTC’s system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters of this offering. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes a policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operation is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the U.S. and cross-market transfers of the notes associated with secondary market trading. Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, if the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the U.S. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as the U.S.

The information in this section concerning DTC, its book-entry system, Clearstream and Euroclear and their respective systems has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Certificated Notes

We will issue certificated notes of a series, in registered form for U.S. federal income tax purposes, to each person that DTC identifies as the beneficial owner of notes of such series represented by global notes upon surrender by DTC of such global notes only if:

•	DTC notifies us that it is no longer willing, able or eligible to act as a depositary for such global notes, and we have not appointed a successor depositary within 60 days of that notice;

•	an event of default has occurred and is continuing; or

•	subject to DTC’s procedures, we decide not to have the notes of such series represented by global notes.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in DTC in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes issued pursuant to this offering. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this prospectus supplement, and all of which are subject to change or to different interpretations, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth herein. No ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel has or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax considerations relating to the acquisition, ownership and disposition of the notes.

This summary is limited to beneficial owners of the notes that purchase the notes upon their initial issuance at their “issue price” for U.S. federal income tax purposes (generally, the first price at which a substantial amount of the notes of the applicable series is sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers)) and that will hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment purposes). This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction. In addition, this summary does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s particular circumstances, including alternative minimum tax or the effects of Section 451(b) of the Code conforming the timing of certain income accruals to financial statements, or special tax rules that may apply to certain categories of holders, such as, for example:

•	banks, insurance companies, or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	brokers and dealers in securities, currencies or commodities;

•	U.S. expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code;

•	persons who participate in this offering and also have their 2023 notes redeemed or repurchased in connection herewith;

•

Non-U.S. Holders (as defined below) subject to special rules under the Code, including “controlled foreign corporations” and “passive foreign investment companies” or entities that accumulate earnings to avoid U.S. federal income tax; or

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities, or investors in such entities or arrangements.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that will hold notes, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences to you.

This summary of certain material U.S. federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Certain Additional Payments

In certain circumstances (see “Description of the Notes—Change of Control Offer”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. The obligation to make these payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments,” which, if applicable, could cause the timing, amount and character of a holder’s income, gain or loss with respect to the notes to be different from the consequences discussed herein. Under the applicable Treasury Regulations, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of the date the debt instrument is issued) are ignored, and a single payment schedule can be presumed to apply if it is significantly more likely than not to occur (and the timing and amounts of the payments that comprise each payment schedule are known as of the issue date). We believe and intend to take the position that the possibility of the payment of amounts in excess of stated interest or principal on the notes will not result in the notes being treated as contingent payment debt instruments. Our position will be binding on all holders, except a holder that discloses its differing position to the IRS in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, which may take a contrary position and treat the notes as contingent payment debt instruments. Holders of the notes are urged to consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes. The remainder of this summary assumes the notes will not be treated as contingent payment debt instruments.

Consequences to U.S. Holders

The following portion of this summary will apply to you if you are a “U.S. Holder.” For purposes of this discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more United States persons (as defined under the Code) have the authority to control all of the substantial decisions of that trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Interest

It is anticipated, and this discussion assumes, that the notes will be issued at par or at a discount that is less than a “de minimis” amount for U.S. federal income tax purposes, and therefore, without original issue discount. Stated interest on the notes generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference, if any, between the sum of cash plus the fair market value of property received on such disposition (except any cash or property attributable to accrued but unpaid interest, which will be treated as interest as described above under “—Payments of Interest” to the extent not previously included in income) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be your cost for the note. Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will generally be long-term capital gain or loss if, at the time of such disposition, your holding period for the note is more than one year. Long-term capital gains of non-corporate taxpayers generally are eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year (or undistributed net investment income in the case of an estate or trust) and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its gross interest income with respect to the notes and its net gains from a disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their own tax advisors with respect to the application of the Medicare tax to income and gains in respect of an investment in the notes.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on the notes and to payments of the proceeds from a sale or other taxable disposition (including a retirement or redemption) of the notes unless you are an exempt recipient. U.S. federal backup withholding (currently at a rate of 24%) generally will apply to such payments if you fail to furnish a properly completed and executed IRS Form W-9 to the applicable withholding agent providing your taxpayer identification number and complying with certain certification requirements, or otherwise establishing an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. U.S. Holders are urged to consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

Consequences to Non-U.S. Holders

The following portion of this summary will apply to you if you are a “Non-U.S. Holder.” You are a “Non-U.S. Holder” if you are a beneficial owner of a note and, for U.S. federal income tax purposes, you are either an individual, corporation, trust (other than a grantor trust) or estate and are not a U.S. Holder.

Payments of Interest

Subject to the discussions of backup withholding and FATCA below, payments of interest on the notes to you generally will be exempt from U.S. federal income tax and withholding tax under the “portfolio interest” exemption if:

•	you do not conduct a trade or business within the U.S. with which the interest income is effectively connected;

•

you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	you are not a “controlled foreign corporation” that is related to us through stock ownership;

•	you are not a bank that receives such interest in a transaction described in Section 881(c)(3)(A) of the Code; and

•

you provide a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), to the applicable withholding agent certifying under penalty of perjury that you are not a “United States person” within the meaning of the Code. If you hold the notes through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to such agent. Your agent will then generally be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to non-U.S. partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to non-“United States person” (within the meaning of the Code) status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the notes generally will be subject to a 30% U.S. federal withholding tax, unless you provide the applicable withholding agent either with (1) a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), establishing an exemption from (or a reduction of) withholding under the benefit of an applicable income tax treaty or (2) a properly completed and executed IRS Form W-8ECI (or appropriate successor form) certifying that interest paid on the notes is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the U.S. (as discussed below under “—Income or Gain Effectively Connected with a U.S. Trade or Business”).

Sale or Other Taxable Disposition of Notes

Subject to the discussions of backup withholding and FATCA below, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a note unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if an income tax treaty applies, is attributable to your permanent establishment or fixed base in the U.S.); or

•	you are an individual who has been present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are described in the first bullet point, see “—Income or Gain Effectively Connected with a U.S. Trade or Business” below. If you are described in the second bullet point, you will generally be subject to U.S. federal income tax at a rate of 30% on the amount by which your capital gains allocable to U.S. sources (including gains from the sale, exchange, redemption, retirement or other taxable disposition of the notes) exceed certain capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on a sale, exchange, redemption, retirement or other taxable disposition of the notes is attributable to accrued but unpaid interest on the notes, it generally will be treated in the same manner as described in “—Payments of Interest” above.

Income or Gain Effectively Connected with a U.S. Trade or Business

If you are engaged in the conduct of a trade or business in the U.S. and interest on a note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a note is effectively connected with the conduct of that trade or business, you will generally be subject to U.S. federal income tax (but not the 30% U.S. federal withholding tax on interest if certain certification requirements are satisfied) on that interest or gain on a net income basis in the same manner as if you were a “United States person” as defined under the Code. You can generally meet the certification requirements to avoid the 30% U.S. federal withholding tax on interest by providing a properly completed and executed IRS Form W-8ECI (or appropriate successor form) to the applicable withholding agent. If you are eligible for the benefits of an income tax treaty between the U.S. and your country of residence, any effectively connected income or gain generally will be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment or fixed base maintained by you in the U.S.

In addition, if you are a non-U.S. corporation, you may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Information Reporting and Backup Withholding

Generally, information returns will be filed with the IRS in connection with payments of interest on the notes. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You may be subject to additional information reporting and backup withholding of tax on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption)of the notes unless you comply with certain certification procedures to establish that you are not a “United States person” (within the meaning of the Code) or otherwise establish an exemption. The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid this additional information reporting and backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

FATCA

Provisions commonly referred to as “FATCA” generally impose withholding of 30% on payments of U.S. source interest and sales or redemption proceeds from the dispositions of debt instruments of U.S. issuers to “foreign financial institutions” (which is broadly defined for this purpose in the Code and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. The IRS has issued proposed Treasury Regulations that eliminate FATCA withholding on payments of gross proceeds (but not on payments of interest). Pursuant to the proposed Treasury Regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until the final regulations are issued or until such proposed Treasury Regulations are rescinded. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). We will not pay any additional amounts to holders of notes in respect of any taxes withheld from payments on the notes. Prospective investors should consult their tax advisers regarding the effects of FATCA (including the effects of any intergovernmental agreements) on their investment in the notes.

The summary of U.S. federal income tax considerations set forth above is intended for general information only and may not be applicable depending upon a holder’s particular situation. Prospective holders are urged to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under U.S. federal income tax laws, state, local, non-U.S. and other tax laws and the possible effects of changes in U.S. or other tax laws.

CERTAIN ERISA AND RELATED CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the notes by or with the assets of employee benefit plans and arrangements (“Plans”) including (a) “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that are subject to Title I of ERISA, (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”); (c) entities deemed to hold “plan assets” (within the meaning of 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA), of any such employee benefit plan or other plan or arrangement; and (d) government. non-U.S. and other plans subject to provisions under any other U.S. or non-U.S. federal, state, local, or other laws or regulations that are similar to the foregoing provisions of ERISA or the Code (collectively, “Similar Laws”). This summary is general in nature and is not intended to be all inclusive, and should not be construed as legal advice or as complete in all relevant respects. We cannot assure you that there will not be adverse court decisions or legislative, regulatory or administrative changes that could significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment or issuance.

General

ERISA and the Code impose certain duties on those persons who are fiduciaries with respect to Plans subject to Title I of ERISA or Section 4975 of the Code (“Covered Plans”) and prohibit certain transactions involving the assets of any Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority, responsibility or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation (direct or indirect) to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan (within the meaning of Section 3(21) of ERISA). When considering investment in the notes with the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable Similar Laws. Plan fiduciaries must make their own determinations regarding whether an investment in the notes is prudent and appropriate under ERISA and any applicable Similar Law, taking into consideration all of the specific facts and circumstances of the Plan and an investment in the notes.

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in certain transactions involving the assets of the Covered Plan and certain persons or entities (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Covered Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase or hold the notes should consult with its counsel regarding the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code or applicable Similar Law to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or applicable Similar Law.

Each Plan should consider the fact that none of the issuer or any of its respective affiliates, or solely with respect to the initial sale of the notes offered hereby, the underwriters, trustee, or any of their respective affiliates or representatives (collectively, the “Transaction Parties”) is acting, or will act, as a fiduciary to any Covered Plan with respect to the decision to purchase the notes and is not undertaking to provide any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to such decision. The

Transaction Parties are not undertaking to provide impartial investment advice or advice based on any particular investment need. All communications, correspondence and materials from the Transaction Parties with respect to the notes are intended to be general in nature and are not directed at any specific purchaser of the notes, and do not constitute advice regarding the advisability of investment in the notes for any specific purchaser. The decision to purchase and hold the notes must be made solely by each respective Plan’s fiduciary on an arm’s length basis. The Transaction Parties may have a financial interest in a Plan’s purchase and holding of the notes, which interests may conflict with the interest of such Plan, as more fully described in this prospectus supplement.

Other Plans

Non-U.S. plans, governmental plans and certain church plans may not be subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, but may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before purchasing the notes to determine the potential need for, and the availability, if necessary, of any exemptive relief under any such law or regulations.

Prohibited Transaction Exemptions

The fiduciary of a Covered Plan that proposes to purchase and hold any notes should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit between a Covered Plan and a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Covered Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Covered Plan assets. Such parties in interest or disqualified persons could include, without limitation, the Company, the underwriters, the agents or any of their respective affiliates. The acquisition and/or holding of notes by a Covered Plan with respect to which a Transaction Party is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code (or any comparable provisions of Similar Laws), unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and/or holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, respectively, for the purchase and sale of securities, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Covered Plan involved in the transaction and provided further that the Covered Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. However, there can be no assurance that any such exemptions or any other exemption will be available with respect to any particular transaction involving the notes. It should also be noted that even if the conditions specified in one or more of these exemptions are met, the scope of relief provided by these exemptions may not necessarily cover all acts that might be construed as prohibited transactions.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

Representation

By its acquisition of any note, the purchaser, holder and subsequent transferee thereof (and, if such purchaser, holder or transferee is a Plan (or is acquiring the notes or any interest therein with the assets of a Plan) fiduciary) will be deemed to have represented and warranted, in its corporate and fiduciary capacity, that either:

•	no assets of a Plan have been used to acquire or hold such notes or an interest therein; or

•

the acquisition and holding of such notes or an interest therein by such person will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law and no Transaction Party is acting or will act as a fiduciary of such purchaser, holder or transferee in connection with the acquisition and holding of the notes or any interest therein.

Each Covered Plan fiduciary (and each fiduciary for a Plan subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the Plan under Section 406 of ERISA, Section 4975 of the Code or applicable Similar Laws of an investment in the notes.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of Section 406 of ERISA, Section 4975 of the Code and any Similar Laws to such investment and as to whether an exemption would be applicable to the purchase and holding of the notes. Investors in the notes have exclusive responsibility for ensuring that their purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The foregoing discussion is based on laws in effect on the date of this prospectus supplement and is subject to any subsequent changes therein.

The sale or transfer of any notes or any interest therein to a Plan is in no respect a representation by any Transaction Party that such an investment meets all relevant legal requirements with respect to investments by Plans generally, or by any particular Plan, or that such an investment is appropriate for Plans generally, or for any particular Plan.

UNDERWRITING

The Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amounts of notes indicated in the following table:

Underwriters	Principal Amount of 2027 Notes		Principal Amount of 2029 Notes
J.P. Morgan Securities LLC	$		$
BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Barclays Capital Inc.
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
PNC Capital Markets LLC
ING Financial Markets LLC
Siebert Williams Shank & Co., LLC
U.S. Bancorp Investments, Inc.

Total		$500,000,000		$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of the 2027 notes and     % of the principal amount of the 2029 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of the 2027 notes and     % of the principal amount of the 2029 notes. If all the notes are not sold at the initial offering prices, the underwriters may change the offering prices and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering:

Paid by Newell Brands Inc.
	2027 Notes		2029 Notes
Per note		%		%
Total	$		$

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $16 million.

Newell Brands has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Absence of Public Market for the Notes

Each series of the notes is a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The Company has been advised by certain of the underwriters that certain of the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering prices, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Stabilization

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In particular, J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent of our New Revolving Credit Facility. Affiliates of certain of the other underwriters are also lenders under our New Revolving Credit Facility. PNC Bank, National Association, an affiliate of PNC Capital Markets LLC, is the administrative agent under our Securitization Facility. Affiliates of certain of the other underwriters are also lenders under our Securitization Facility. Additionally, Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is the purchaser under our factoring agreement (the “Customer Receivables Purchase Agreement”). In addition, some of the underwriters or their affiliates may hold our 2023 notes and, as a result, may receive a portion of the offering proceeds. Certain of the underwriters also acted as underwriters for one or more of our prior issuances of senior notes under the indenture, including the 2023 notes. U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the trustee.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area (EEA)

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) . Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the UK Prospectus Regulation.

Additional Notice to Prospective Investors in the United Kingdom

To the extent this prospectus supplement is distributed in the UK, it will only be directed at (i) investment professionals as falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”); (ii) high net worth companies and persons falling within Article 49(2)(a) to (d) of the Order: or (iii) any other person to whom it may lawfully be communicated (all such persons falling within (i) through (iii) together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Each purchaser has:

(a) only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company ; and

(b) complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

This prospectus supplement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this prospectus supplement are not permitted to transmit it to any other person. The notes are not being offered to the public in the UK. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “C(WUMP)O”) and which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the notes has been or will be issued or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of April 13, 1948, as amended; the “FIEA”). Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

Each underwriter acknowledges that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriter represents, warrants and agrees that it has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; or

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “Regulations”), unless otherwise specified before an offer of notes, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

This prospectus supplement and the accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Alternative Settlement Cycle

We expect that delivery of the notes will be made to investors on or about the delivery date specified on the cover page of this prospectus supplement, which will be the                      business day following the date of this prospectus supplement (such settlement being referred to as “T+    ”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+    , to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

LEGAL MATTERS

The validity of the notes will be passed on for us by Jones Day. Simpson Thacher & Bartlett LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Newell Brands Inc.

Debt Securities

Preferred Stock

Common Stock

Rights

Warrants

Stock Purchase Contracts

Stock Purchase Units

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this process, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities registered under this process, we will file with the SEC a prospectus supplement that will contain specific information about the terms of the offering of such securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with the additional information described below under the heading “Where You Can Find More Information,” carefully before deciding whether to invest in any of our securities. This prospectus may not be used to make sales of offered securities unless accompanied by a prospectus supplement.

Our common stock is traded on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NWL.” On May 7, 2020, the closing price of our common stock on Nasdaq was $12.04 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

We have not authorized anyone to provide you with information that is different from, or additional to, the information provided in this prospectus or any later prospectus supplement. We are not making an offer to sell securities in any state or country where the offer is not permitted.

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2020.

i

NEWELL BRANDS INC.

We are a global marketer of consumer and commercial products that make life better every day, for people where they live, learn, work and play. Our products are marketed under a strong portfolio of leading brands, including Paper Mate®, Sharpie®, Dymo®, EXPO®, Parker®, Elmer’s®, Coleman®, Marmot®, Oster®, Sunbeam®, FoodSaver®, Mr. Coffee®, Rubbermaid Commercial Products®, Graco®, Baby Jogger®, NUK®, Calphalon®, Rubbermaid®, Contigo®, First Alert®, Mapa®, Spontex®, Quickie® and Yankee Candle®. We sell our products in nearly 200 countries around the world and have operations on the ground in nearly 100 of these countries.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Newell,” “we,” “us” and “our” are to Newell Brands Inc. and its subsidiaries.

We are a Delaware corporation. Our principal executive offices are located at 6655 Peachtree Dunwoody Road, Atlanta, Georgia 30328, and our telephone number is (770) 418-7000.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this prospectus are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the duration and impact of the COVID-19 pandemic, effects of sales (including pricing), income/(loss), earnings per share, return on equity, return on invested capital, operating income, operating margin or gross margin improvements or declines, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, debt ratings, availability of financing, interest rates, restructuring and other project costs, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings, inflation or deflation with respect to raw materials and sourced products, productivity and streamlining, changes in foreign exchange rates, product recalls, expected benefits and synergies and financial results from recently completed acquisitions and planned acquisitions and divestitures and management’s plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are identified by the use of words such as “intend,” “anticipate,” “believe,” “estimate,” “explore,” “project,” “target,” “plan,” “expect,” “setting up,” “beginning to,” “will,” “should,” “would,” “resume” or similar statements. Newell cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results including the impact of the COVID-19 pandemic. In addition, there are no assurances that Newell will complete any or all of the potential transactions or other initiatives referenced in this prospectus or the documents incorporated by reference herein. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•	Newell’s ability to manage the demand, supply, and operational challenges associated with the actual or perceived effects of the COVID-19 pandemic;

•	Newell’s dependence on the strength of retail, commercial and industrial sectors of the economy in various parts of the world;

•	competition with other manufacturers and distributors of consumer products;

•	major retailers’ strong bargaining power and consolidation of Newell’s customers;

•	risks related to Newell’s substantial indebtedness, potential increases in interest rates or additional adverse changes in Newell’s credit ratings;

•	Newell’s ability to improve productivity, reduce complexity and streamline operations;

•	future events that could adversely affect the value of our assets and/or stock price and require additional impairment charges;

•	Newell’s ability to remediate the material weaknesses in internal control over financial reporting and to maintain effective internal control over financial reporting;

•	Newell’s ability to develop innovative new products, to develop, maintain and strengthen end-user brands and to realize the benefits of increased advertising promotion and spend;

•	Newell’s ability to complete planned divestures, and other unexpected costs or expenses associated with divestitures;

•	changes in the prices of raw materials and sourced products and Newell’s ability to obtain raw materials and sourced products in a timely manner;

•	the impact of governmental investigations, inspections, lawsuits or other activities by third parties;

•	the risks inherent in Newell’s foreign operations, including currency fluctuations, exchange controls and pricing restrictions;

•	a failure of one of Newell’s key information technology systems, networks, processes or related controls or those of Newell’s service providers;

•

the impact of U.S. or foreign regulations on Newell’s operations, including escalation of tariffs on imports into the United States and exports to Canada, China and the European Union, and environmental remediation costs;

•	the potential inability to attract, retain and motivate key employees;

•	new Treasury or tax regulations and the resolution of tax contingencies resulting in additional tax liabilities;

•	product liability, product recalls or related regulatory actions;

•	Newell’s ability to protect its intellectual property rights;

•	significant increases in the funding obligations related to Newell’s pension plans; and

•	those factors listed in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC.

The information contained in this prospectus is as of the date indicated. Newell assumes no obligation to update any forward-looking statements contained in this prospectus as a result of new information or future events or developments. In addition, there can be no assurance that Newell has correctly identified and assessed all of the factors affecting Newell or that the publicly available and other information Newell receives with respect to these factors is complete or correct.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than any portions of such filings that are furnished rather than filed under applicable SEC rules), until our offering is completed:

•

our Annual Report on Form 10-K (including the portions of our Definitive Proxy Statement for our 2020 Annual Meeting of Stockholders filed with the SEC on March 26, 2020 and incorporated by reference therein) for the fiscal year ended December 31, 2019 filed with the SEC on March 2, 2020;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed with the SEC on May 1, 2020; and

•	our Current Reports on Form 8-K filed with the SEC on January 17, 2020, February 10, 2020 (second Form 8-K, Item 5.02), as amended, February 14, 2020 (Item 8.01 only) and February 20, 2020.

You may request a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus at no cost by writing to or telephoning us at the following address:

Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, GA 30328

Phone: 800-424-1941

Email: investor.relations@newellco.com

We maintain an Internet site at http://www.newellbrands.com which contains information concerning Newell and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

RISK FACTORS

Before deciding whether to invest in any of our securities, in addition to the other information included or incorporated by reference in this prospectus and any applicable prospectus supplement, you should carefully consider the risk factors under the heading “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and “Part II—Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, which are incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by:

•	risk factors contained in other periodic reports or information that we file with the SEC, which will be subsequently incorporated herein by reference;

•	any prospectus supplement accompanying this prospectus; or

•	a post-effective amendment to the registration statement of which this prospectus forms a part.

In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. See “Forward-Looking Statements” and “Where You Can Find More Information.”

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities offered under this prospectus for general corporate purposes, which may include additions to working capital, refinancing or paying down existing indebtedness, capital expenditures and possible acquisitions. We have not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of securities offered under this prospectus will be described in the prospectus supplement for the offering of such securities.

DESCRIPTION OF DEBT SECURITIES

General

The following description sets forth general terms that may apply to the debt securities. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities.

The debt securities will be senior obligations of Newell and will rank equally with all of our other unsecured and unsubordinated debt. The debt securities will be issued under an indenture entered into between us and U.S. Bank National Association, as trustee (“U.S. Bank”).

The indenture is filed as an exhibit to the registration statement. For your convenience, we have included references to specific sections of the indenture in the descriptions below.

The following summaries of provisions of the debt securities and the indenture are not complete and are qualified in their entirety by express reference to all of the provisions of the indenture and the debt securities.

Because Newell is a holding company and conducts its business principally through its subsidiaries, these notes will be structurally subordinated to the liabilities of its subsidiaries. The rights of Newell, and the rights of its creditors, including the holders of the notes, to participate in any distribution of the assets of any of its subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that Newell’s claims as a creditor of that subsidiary may be recognized. Neither the debt securities nor the indenture restrict Newell or any of its subsidiaries from incurring indebtedness.

The indenture does not limit the principal amount of debt securities that we may issue. The indenture provides that debt securities may be issued up to the principal amount that we may separately authorize from time to time. It also provides that the debt securities may be denominated in any currency or currency unit designated by us. Unless otherwise shown in the prospectus supplement related to that offering, neither the indenture nor the debt securities will contain any provisions to afford holders of any debt securities protection in the event of a takeover, recapitalization or similar restructuring of our business.

We will include specific terms relating to a particular series of debt securities in a prospectus supplement relating to the offering. The terms we will describe in the prospectus supplement will include some or all of the following:

•	the distinct title and type of the debt securities;

•	the total principal amount or initial offering price of the debt securities;

•	the date or dates when the principal of the debt securities will be payable;

•	the rate at which the debt securities will bear interest;

•	the date from which interest on the debt securities will accrue;

•	the dates when interest on the debt securities will be payable and the regular record date for these interest payment dates;

•	the place where:

•	the principal, premium, if any, and interest on the debt securities will be paid,

•	registered debt securities may be surrendered for registration of transfer, and

•	debt securities may be surrendered for exchange;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the terms and conditions upon which we will have the option to redeem the debt securities;

•

the denominations in which any registered debt securities will be issuable, if other than denominations of $1,000 or integral multiples, and the denominations in which any bearer debt securities will be issuable, if other than a denomination of $5,000;

•	the identity of each security registrar and paying agent, and the designation of the exchange rate agent, if any, if other than the trustee;

•	the portion of the principal amount of debt securities that will be payable upon acceleration of the maturity of the debt securities;

•

the currency used to pay principal, premium and interest on the debt securities, if other than U.S. Dollars, and whether you or we may elect to have principal, premium and interest paid in a currency other than the currency in which the debt securities are denominated;

•	any index, formula or other method used to determine the amount of principal, premium or interest on the debt securities;

•	whether provisions relating to defeasance and covenant defeasance will be applicable to the series of debt securities;

•	any changes to the events of default or to our covenants;

•

whether the debt securities are issuable as registered debt securities or bearer debt securities, whether there are any restrictions relating to the form in which they are issued and whether bearer and registered debt securities may be exchanged for each other;

•	to whom interest will be payable

•	if other than the registered holder (for registered debt securities),

•	if other than upon presentation and surrender of the related coupons (for bearer debt securities), or

•	if other than as specified in the indenture (for global debt securities);

•	if the debt securities are to be convertible or exchangeable for other securities, the terms of conversion or exchange; and

•	any other terms of the debt securities. (Section 301)

We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. If we issue original issue discount securities, then special U.S. federal income tax rules that apply may be described in the prospectus supplement for those debt securities.

Registration and Transfer

We presently plan to issue each series of debt securities only as registered securities. However, we may issue a series of debt securities as bearer securities, or a combination of both registered securities and bearer securities. If we issue debt securities as bearer securities, they will have interest coupons attached unless we elect to issue them as zero coupon securities. (Sections 201 and 301). If we issue bearer securities, we may describe material U.S. federal income tax consequences and other material considerations, procedures and limitations in the prospectus supplement for that offering.

Holders of registered debt securities may present the debt securities for exchange for different authorized amounts of other debt securities of the same series and of similar principal amount at the corporate trust office of the trustee in New York, New York or at the office of any other transfer agent we may designate for the purpose and describe in the applicable prospectus supplement. The registered securities must be duly endorsed or accompanied by a written instrument of transfer. The agent will not impose a service charge on you for the transfer or exchange. We may, however, require that you pay any applicable tax or other governmental charge. We will describe any procedures for the exchange of bearer securities for other debt securities of the same series in the prospectus supplement for that offering. Generally, we will not allow you to exchange registered securities for bearer securities. (Sections 301, 305 and 1002)

In general, unless otherwise specified in the applicable prospectus supplement, we will issue registered securities without coupons and in denominations of $1,000 or integral multiples, and bearer securities in denominations of $5,000. We may issue both registered and bearer securities in global form. (Sections 301 and 302)

Conversion and Exchange

If any debt securities will be convertible into or exchangeable for our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions of the conversion or exchange, including:

•	the securities into which the debt securities are convertible;

•	the conversion price or exchange ratio;

•	the conversion or exchange period;

•	whether the conversion or exchange will be mandatory or at the option of the holder or Newell;

•	whether any portion of the conversion value will be paid in cash;

•	provisions for adjustment of the conversion price or exchange ratio; and

•	provisions that may affect the conversion or exchange if the debt securities are redeemed.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will identify in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be registered for transfer or exchange except:

•

as a whole by the depositary for the global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or a nominee of the depositary to a successor depositary or a nominee of the successor depositary; and

•	in any other circumstances described in the prospectus supplement applicable thereto.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement applicable thereto. Newell expects that the following provisions will apply to depositary arrangements.

Unless otherwise specified in the applicable prospectus supplement, debt securities that are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security or, in some cases, global securities registered in the name of the depositary or its nominee. Upon the issuance of the global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit on its book entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of the debt securities. If we directly offer and sell debt securities, the accounts to be credited will be designated by us. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and the laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or “holder” of the debt securities represented by the global security for all purposes under the indenture applicable thereto. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders of the debt securities for any purposes under the indenture applicable thereto. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of debt securities under the indenture applicable thereto. Newell understands that under existing industry practices, if Newell requests any action of holders or an owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the indenture applicable thereto, then the depositary would authorize the participants to give this notice or take this action, and participants would authorize beneficial owners owning through these participants to give this notice or take this action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal of and any premium and interest on a global security will be payable in the manner described in the applicable prospectus supplement.

Consolidation, Merger, Conveyance, Transfer or Lease

As provided in the indenture, we may, without the consent of holders of the debt securities, consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (the “survivor”), so long as:

•

the survivor is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of any United States jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing under the indenture; and

•	certain other conditions regarding delivery of an officers’ certificate and opinion of counsel are met. (Section 801)

Limitation on Liens

The indenture provides that while the debt securities issued under it or the related coupons remain outstanding, Newell will not, and will not permit any of its subsidiaries to, create, incur, assume or suffer to exist any lien of any kind upon any of its or their property or assets, now owned or hereafter acquired, without directly securing all of the debt securities equally and ratably with the obligation or liability secured by the lien, except for:

(1)    liens existing as of the date of the indenture;

(2)    liens, including sale and lease-back transactions, on any property acquired, constructed or improved after the date of the indenture, which are created or assumed contemporaneously with, or within 180 days after, the acquisition or completion of this construction or improvement, or within six months thereafter by a commitment for financing arranged with a lender or investor within the 180-day period, to secure or provide for the payment of all or a portion of the purchase price of the property or the cost of the construction or improvement incurred after the date of the indenture (or before the date of the indenture in the case of any construction or improvement which is at least 40% completed at the date of the indenture) or, in addition to liens contemplated by clauses (3) and (4) below, liens on any property existing at the time of acquisition of the property including acquisition through merger or consolidation; provided, that any lien (other than a sale and lease-back transaction meeting the requirements of this clause) does not apply to any property theretofore owned by Newell or a subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

(3)    liens existing on any property of a person at the time the person is merged with or into, or consolidates with, Newell or a subsidiary;

(4)    liens on any property of a person (including, without limitation, shares of stock or debt securities) or its subsidiaries existing at the time the person becomes a subsidiary, is otherwise acquired by Newell or a subsidiary or becomes a successor to Newell under Section 802 of the indenture;

(5)    liens to secure an obligation or liability of a subsidiary to Newell or to another subsidiary;

(6)    liens in favor of the United States of America or any state, or any department, agency or instrumentality or political subdivision of the United States of America or any state, to secure partial progress, advance or other payments under any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to the liens;

(7)    liens to secure tax-exempt private activity bonds under the Internal Revenue Code of 1986, as amended;

(8)    liens arising out of or in connection with a sale and lease-back transaction if the net proceeds of the sale and lease-back transaction are at least equal to the fair value, as determined by the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell, of the property subject to the sale and lease-back transaction;

(9)    liens for the sole purpose of extending, renewing or replacing in whole or in part indebtedness secured by any lien referred to in the foregoing clauses (1) to (8), inclusive, or in this clause (9); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement, and that this extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced plus improvements on the property;

(10)    liens arising out of or in connection with a sale and lease-back transaction in which the net proceeds of the sale and lease-back transaction are less than the fair value, as determined by the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell, of the property subject to the sale and lease-back transaction if Newell provides in a board resolution that it shall, and if Newell covenants that it will, within 180 days of the effective date of any arrangement or, in the case of (C) below, within six months thereafter under a firm purchase commitment entered into within the 180-day period, apply an amount equal to the fair market value as so determined of the property:

(A)    to the redemption of debt securities of any series which are, by their terms, at the time redeemable or the purchase and retirement of debt securities, if permitted;

(B)    to the payment or other retirement of funded debt, as defined below, incurred or assumed by Newell which ranks senior to or pari passu with the debt securities or of funded debt incurred or assumed by any subsidiary other than, in either case, funded debt owned by Newell or any subsidiary; or

(C)    to the purchase of property other than the property involved in the sale;

(11)    liens on (x) accounts receivable and related general intangibles and instruments arising out of or in connection with a sale or transfer by Newell or the subsidiary of the accounts receivable and (y) any or all of the assets of a special purpose subsidiary that has purchased such accounts receivable (and related general intangibles and instruments) securing indebtedness of such special purpose subsidiary;

(12)    permitted liens; and

(13)    liens other than those referred to in clauses (1) through (12) above which are created, incurred or assumed after the date of the indenture, including those in connection with purchase money mortgages and sale and lease-back transactions, provided that the aggregate amount of indebtedness secured by the liens, or, in the case of sale and lease-back transactions, the value of the sale and lease-back transactions, referred to in this clause (13), does not exceed 15% of consolidated total assets. (Section 1007)

The term “consolidated total assets” means the total of all the assets appearing on the consolidated balance sheet of Newell and its subsidiaries determined according to generally accepted accounting principles applicable to the type of business in which Newell and the subsidiaries are engaged, and may be determined as of a date not more than 60 days before the happening of the event for which the determination is being made. (Section 101)

The term “funded debt” means any indebtedness which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of the indebtedness. (Section 101)

The term “lien” means, as to any person, any mortgage, lien, collateral assignment, pledge, charge, security interest or other encumbrance in respect of or on, or any interest or title of any vendor, lessor, lender or other secured party to or of the person under any conditional sale or other title retention agreement, purchase money mortgage or sale and lease-back transaction with respect to, any property or asset (including without limitation income and rights thereto) of the person (including without limitation capital stock of any subsidiary of the person), or the signing by the person and filing of a financing statement which names the person as debtor, or the signing by the person of any security agreement agreeing to file, or authorizing any other party as the secured party thereunder to file, any financing statement. (Section 101)

The term “permitted liens” means:

•

mechanics, materialmen, landlords, warehousemen and carriers liens and other similar liens imposed by law securing obligations incurred in the ordinary course of business which are not past due or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

•	liens under workmen’s compensation, unemployment insurance, social security or similar legislation;

•

liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or similar obligations arising in the ordinary course of business;

•

judgment and other similar liens arising in connection with court proceedings, provided the execution or other enforcement of the liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings; and

•	easements, rights of way, restrictions and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use and enjoyment by Newell or any subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto. (Section 101)

The term “sale and lease-back transaction” means, with respect to any person, any direct or indirect arrangement with any other person or to which any other person is a party, providing for the leasing to the first person of any property, whether now owned or hereafter acquired (except for temporary leases for a term, including any renewal of the leases, of not more than three years and except for leases between Newell and a subsidiary or between subsidiaries), which has been or is to be sold or transferred by the first person to the other person or to any person to whom funds have been or are to be advanced by the other person on the security of the property. (Section 101)

The term “subsidiary” means any corporation of which at the time of determination Newell or one or more subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock. (Section 101)

The term “value” means, with respect to a sale and lease-back transaction, as of any particular time, the amount equal to the greater of:

(a)    the net proceeds from the sale or transfer of the property leased under the sale and lease-back transaction or

(b)    the fair value in the opinion of the board of directors, the chairman of the board, the vice chairman of the board, the president or the principal financial officer of Newell of the property at the time of entering into the sale and lease-back transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard to any renewal or extension options contained in the lease. (Section 101)

The term “voting stock” means stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the corporation. (Section 101)

Events of Default

An “event of default” regarding any series of debt securities is any one of the following events:

•	default for 30 days in the payment of any interest installment when due and payable;

•	default in the payment of principal or premium (if any) when due at its stated maturity, by declaration, when called for redemption or otherwise;

•	default in the making of any sinking fund payment when due;

•

default in the performance of any covenant in the debt securities or in the indenture (other than a default in the performance of a covenant which is specifically dealt with elsewhere in these bullets or which is solely for the benefit of one or more other series of debt securities) for 60 days after notice to Newell by the trustee or to Newell and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series;

•	certain events of bankruptcy, insolvency and reorganization of Newell or one of its principal subsidiaries;

•

an event of default (as defined in any mortgage, indenture or instrument under which there is issued, or by which there is secured or evidenced, any indebtedness of Newell or any principal subsidiary for money borrowed) that results in such indebtedness in principal amount in excess of $75,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, which such acceleration is not rescinded or annulled, nor such indebtedness discharged, within a period of 30 days after notice to Newell by the trustee or to Newell and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series; and

•	any other event of default provided with respect to that series of debt securities. (Section 501)

The term “principal subsidiary” means, as of any date of determination thereof, any subsidiary the consolidated net revenues of which for the twelve-month period ending on the last day of the month then most recently ended exceed 10% of our consolidated net revenues for such period, determined on a pro forma basis after giving effect to any acquisition or disposition of a subsidiary or a business effected on or prior to the determination date and after the beginning of such twelve-month period (including acquisitions and dispositions accomplished through a purchase or sale of assets or through a merger or consolidation). (Section 101)

We are required to file every year with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists. (Section 1004)

Acceleration of Maturity

If an event of default occurs and is continuing with respect to debt securities of a particular series (other than an event of default relating to certain events of bankruptcy, insolvency and reorganization), the trustee or the holders of not less than 25% in principal amount of outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or that portion of the principal amount as may be specified in the terms of that series) due and payable immediately by notice to Newell (and to the trustee, if given by the holders). If an event of default relating to certain events of bankruptcy, insolvency and reorganization occurs and is continuing, the principal amount of the debt securities of that series (or that portion of the principal amount as may be specified in the terms of that series) shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder. (Section 502)

At any time after a declaration of acceleration with respect to debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the trustee therefor, the holders of a majority in principal amount of the outstanding debt securities of that series by written notice to Newell and the trustee may rescind and annul the declaration and its consequences if:

•	Newell has paid or deposited with the trustee a sum sufficient to pay in the currency in which the debt securities of the series are payable, except as otherwise specified in the indenture:

•	all overdue interest on all outstanding debt securities of that series and any related coupons,

•

all unpaid principal of and premium, if any, on any of the debt securities which has become due otherwise than by the declaration of acceleration, and interest on the unpaid principal at the rate or rates prescribed therefor in the debt securities,

•	to the extent lawful, interest on overdue interest at the rate or rates prescribed therefor in the debt securities, and

•	all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•

all events of default with respect to debt securities of that series, other than the non-payment of amounts of principal, interest or any premium on the debt securities which have become due solely by the declaration of acceleration, have been cured or waived. (Section 502)

No rescission shall affect any subsequent default or impair any right consequent thereon.

The holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of the series, waive any past default under the indenture with respect to the series and its consequences, except a default:

•	in the payment of the principal of or premium, if any, or interest on any debt security of the series or any related coupon, or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected thereby. (Section 513)

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities of the series, unless the holders shall have offered to the trustee indemnity and security reasonably acceptable to the trustee in its sole discretion against the costs, expenses and liabilities that might be incurred by it in compliance with the request. (Section 603)

The holders of a majority in principal amount of the outstanding debt securities of the series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series, provided in each case certain conditions are met. The trustee may refuse to follow directions in conflict with law or the indenture or that may involve the trustee in personal liability or may be unjustly prejudicial to the other, non-directing holders. (Section 512)

Modification or Waiver

The indenture allows Newell and the trustee, without the consent of any holders of debt securities, to enter into supplemental indentures for various purposes, including:

•	evidencing the succession of another entity to us and the assumption of our covenants and obligations under the debt securities and the indenture by this successor;

•	adding to Newell’s covenants for the benefit of the holders;

•	adding additional events of default for the benefit of the holders;

•	establishing the form or terms of any series of debt securities issued under the supplemental indentures or curing ambiguities or inconsistencies in the indenture;

•	securing the debt securities;

•	evidencing and providing for the acceptance of appointment by a successor trustee; and

•	making other provisions that do not adversely affect the interests of the holders of any series of debt securities in any material respect. (Section 901)

The indenture allows Newell and the trustee, with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities of any affected series, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the debt securities of the series. (Section 902). Without the consent of the holders of all the outstanding debt securities affected thereby, no supplemental indenture may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

•	reduce the amount of the principal of any original issue discount security or indexed security that would be due and payable upon acceleration of the maturity of the debt security;

•	change the redemption provisions of any debt security in a manner adverse to the interests of holders of such security;

•	change any place of payment where, or the currency, currencies or currency unit or units in which, any debt security or any premium or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the debt security or, in the case of redemption, on or after the redemption date;

•	affect adversely the right of repayment at the option of the holder of any debt security of the series;

•

reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for a supplemental indenture, or the consent of whose holders is required for any waiver of compliance with various provisions of the indenture or various defaults thereunder and their consequences provided for in the indenture; or

•	modify any of the foregoing described provisions. (Section 902)

Meetings

The indenture contains provisions for convening meetings of the holders of debt securities of any series for any action to be made, given or taken by holders of debt securities. The trustee, Newell, and the holders of at least 10% in principal amount of the outstanding debt securities of a series may call a meeting, in each case after notice to holders of that series has been properly given. (Section 1502)

Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series will constitute a quorum at a meeting of holders of debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series that has been properly held under the provisions of the indenture will bind all holders of debt securities of that series and related coupons. (Section 1504)

Financial Information

Newell will file with the SEC the annual reports, quarterly reports and other documents required to be filed with the SEC by Section 13(a) or 15(d) of the Exchange Act, and will also file with the trustee copies of these reports and documents within 15 days after it is required to file them with the SEC. (Section 703)

Defeasance

The indenture includes provisions allowing us to be discharged from our obligation on the debt securities of any series. (Section 1401). To be discharged from our obligations on the debt securities, we would be required to deposit with the trustee or another trustee money or U.S. government obligations sufficient to make all principal, premium (if any) and interest payments on those debt securities. (Section 1404). If we make this defeasance deposit with respect to your debt securities, we may elect either:

•

to be discharged from all of our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust (Section 1402); or

•

to be released from restrictions relating to liens and sale-leaseback transactions and from other covenants as may be described in the prospectus supplement relating to such debt securities. (Section 1403)

To establish the trust, Newell must deliver to the trustee an opinion of our counsel that the holders of the debt securities will not recognize gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amount, and in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Section 1404). There may be additional provisions relating to defeasance which we will describe in the applicable prospectus supplement.

The Trustee

U.S. Bank is the trustee under the indenture. U.S. Bank is a lender under our revolving credit facility. We maintain other banking arrangements with U.S. Bank, and U.S. Bank and its affiliates may perform additional banking services for, or transact other banking business with, Newell in the future.

Subject to the provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), the trustee may be deemed to have a conflicting interest for purposes of the Trust Indenture Act and may be required to resign as trustee if:

•	there is an event of default under the indenture; and

•	one or more of the following occurs:

•	the trustee is a trustee for another indenture under which our securities are outstanding;

•	the trustee is a trustee for more than one outstanding series of debt securities under a single indenture;

•	the trustee is one of our creditors; or

•	the trustee or one of its affiliates acts as an underwriter or agent for us.

Newell may appoint an alternative trustee for any series of debt securities. The appointment of an alternative trustee would be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities are by their terms to be governed by and their provisions construed under the internal laws of the State of New York. (Section 112)

Miscellaneous

Newell has the right at all times to assign any of its respective rights or obligations under the indenture to a direct or indirect wholly-owned subsidiary of Newell; provided, that, in the event of any assignment, Newell will remain liable for all of its respective obligations. (Section 803). The indenture is binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. (Section 109)

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary of the general terms and provisions of capital stock that we may offer and sell. The applicable prospectus supplement and applicable agreements relating to any particular capital stock offered and sold will describe the specific terms of such capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Restated Certificate of Incorporation of Newell, as amended (the “Restated Certificate of Incorporation”), and the By-Laws of Newell, as amended (the “By-Laws”). The summaries and descriptions are qualified in their entirety by reference to the Restated Certificate of Incorporation and the By-Laws, which you must read for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

We are authorized to issue up to 810,000,000 shares of capital stock, consisting of 800,000,000 shares of common stock of the par value of $1.00 per share and 10,000,000 shares of preferred stock, consisting of 10,000 shares without par value and 9,990,000 shares of the par value of $1.00 per share. As of March 31, 2020, 424,077,605 shares of our common stock were issued and outstanding. As of the date hereof, no class or series of preferred stock has been established, and no shares of preferred stock have been issued or are outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders. The By-Laws provide that directors are elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or as provided for in the Restated Certificate of Incorporation or the By-Laws; provided, however, that if the number of nominees exceeds the number of directors to be elected, then the directors shall be elected by the vote of a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of directors. All directors are elected at each annual meeting of stockholders for a one-year term and until his or her successor shall have been duly elected and qualified, unless he or she shall cease to serve by reason of death, resignation or other cause. Holders of our common stock do not have cumulative voting rights in the election of directors.

For all other matters, the affirmative vote of a majority of the votes entitled to be cast by the holders of shares of capital stock represented at the meeting shall be the act of the stockholders.

Subscription, Redemption or Conversion Privileges. Holders of our common stock do not have any subscription, redemption or conversion privileges. Holders of our common stock do not have any pre-emptive right to purchase, subscribe for or otherwise acquire stock of any class of Newell or any security convertible into, or any warrant, option or right to purchase, subscribe for or otherwise acquire stock of any class of Newell, whether now or hereafter authorized. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Dividends. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors.

Liquidation. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of our preferred stock.

Stock Exchange Listing. Our common stock is listed on Nasdaq under the symbol “NWL.”

Transfer Agent and Registrar. Computershare Inc. is the transfer agent and registrar for our common stock.

Preferred Stock

Subject to limitations prescribed by law, our board of directors is authorized to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions and other terms of any class or series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of Nasdaq or other organizations on whose systems our capital stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all classes or series of preferred stock may have preference over the common stock with respect to dividends and other distributions and upon our liquidation. Issuance of any such shares with voting powers would dilute the voting power of the outstanding common stock. Except as otherwise provided in an applicable prospectus supplement, holders of our preferred stock will not have any pre-emptive right to purchase, subscribe for or otherwise acquire stock of any class of Newell or any security convertible into, or any warrant, option or right to purchase, subscribe for or otherwise acquire stock of any class of Newell, whether now or hereafter authorized.

A prospectus supplement relating to a certain class or series of our preferred stock will describe the material terms of that class or series of our preferred stock, including, without limitation:

•	the designation of such class or series and the number of shares offered;

•	the initial public offering price at which the shares will be issued;

•	the dividend rate of that class or series, the conditions and dates upon which those dividends will be payable, and whether those dividends will be cumulative or noncumulative;

•	the relative ranking and preferences of that class or series as to dividend rights and rights upon any liquidation, dissolution or winding up of our affairs;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights of the holder or us;

•	any voting rights;

•	any listing of that class or series on any securities exchange; and

•	any other terms of that class or series.

Certain Provisions Affecting Control of Newell

General. Certain provisions of the Restated Certificate of Incorporation, the By-Laws and the DGCL described in this section may delay or make more difficult acquisitions or changes of control of Newell not approved by our board of directors. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Newell, although these kinds of proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Number of Directors; Removal; Vacancies. The By-Laws provide that the number of directors shall be not less than nine and not more than thirteen, with the exact number to be fixed from time to time by our board of directors. The Restated Certificate of Incorporation also provides that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director. This provision could have the effect of discouraging a potential acquiror from attempting to obtain control of Newell. The Restated Certificate of Incorporation further provides that any director, or the entire board of directors, may be removed from office at any time, with or without cause by a majority of the shares then entitled to vote at an election of directors. This provision, in conjunction with the provision authorizing our board of directors to fill vacant directorships, could prevent stockholders from removing certain incumbent directors and filling the resulting vacancies with their own nominees.

Stockholder Action by Written Consent; Special Meetings. The Restated Certificate of Incorporation provides that stockholder action can be taken at an annual or special meeting of stockholders or, in certain circumstances by written consent in lieu of a meeting. The Restated Certificate of Incorporation provides that stockholder action by written consent can be requested by a stockholder or a group of stockholders holding at least fifteen percent (15%) of the outstanding voting stock of Newell for at least one year prior to such request for stockholder action by written consent, and such request must comply with the other procedural requirements set forth in the Restated Certificate of Incorporation.

The By-Laws provide that special meetings of the stockholders may be called by the chairman of the board of directors, the board of directors or the president of Newell and must also be called by the board of directors upon the written request of stockholders representing in the aggregate at least 15% of the outstanding voting stock of Newell for at least one year prior to such special meeting request, and such request must comply with the other procedural requirements set forth in the By-Laws. These provisions could delay a stockholder vote on certain matters, such as business combinations and removal of directors, and could have the effect of discouraging a potential acquiror from making a tender offer.

Advance Notice for Stockholder Proposals; Director Nominations; Proxy Access. The Restated Certificate of Incorporation and the By-Laws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders and for nominations by our stockholders of candidates for election as directors at an annual or special meeting of stockholders called for that purpose. As described in the Restated Certificate of Incorporation and the By-Laws, any business conducted at a meeting of stockholders must be brought before the stockholders by our board of directors or a stockholder who has given to the secretary of Newell timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Individuals who are nominated by our board of directors, or who are nominated by a stockholder who has given to the secretary of Newell timely written notice, in proper form, prior to an annual or special meeting of stockholders at which directors are to be elected, will be eligible for election to our board of directors. In addition to the director nomination process described above, the By-Laws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of our outstanding common stock for at least the previous three years to include up to a specified number of director nominees in our proxy materials for an annual meeting. The maximum number of stockholder nominees permitted under the proxy access provisions of the By-Laws shall not exceed 20% of the total number of directors serving on the last day a notice of proxy access nomination may be submitted. Stockholders must give timely written notice to the secretary of Newell, in proper form, to include nominees in our proxy materials for an annual meeting. With the exception of proxy access, these provisions could make it more difficult for stockholders to raise matters affecting control of Newell, including tender offers, business combinations or the election or removal of directors, for a stockholder vote.

Amendment of the Certificate of Incorporation. Any proposal to amend, alter, change or repeal any provision of the Restated Certificate of Incorporation requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors. This provision is the minimum approval required under the DGCL.

Preferred Stock and Additional Common Stock. Under the Restated Certificate of Incorporation, our board of directors has the authority to provide by board resolution for the issuance of shares of one or more classes or series of preferred stock. Our board of directors is authorized to fix by resolution the terms and conditions of each such other class or series. The authorized shares of our preferred stock, as well as authorized but unissued shares of our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of Nasdaq or any other stock exchange on which any class or series of our stock may then be listed. These provisions give our board of directors the power to approve the issuance of a class or series of our preferred capital stock, or additional shares of our common stock, that could, depending on the terms of the stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations. Alternatively, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Delaware Business Combination Statute. Newell is subject to the “business combination” provisions of Section 203 of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” is defined to include mergers, corporate consolidations, asset sales and other transactions resulting in financial benefit to an interested stockholder. In general, an “interested stockholder” is a person who, (i) owns 15% or more of a corporation’s outstanding voting stock or (ii) is an affiliate of the corporation and, together with affiliates and associates, owns (or within the three year period immediately prior to the date of determining one’s status as an “interested stockholder,” did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Newell and, accordingly, may discourage attempts to acquire Newell even though such a transaction may offer Newell’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Exclusive Forum

The By-Laws provide that, unless we consent in writing to the selection of another forum, a state court located within the State of Delaware (or the federal district court for the District of Delaware, as applicable) shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Newell, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Newell to Newell or Newell’s stockholders, (iii) any action asserting a claim against Newell or any director or officer or other employee of Newell arising pursuant to any provision of the DGCL, the Restated Certificate of Incorporation or the By-Laws, or (iv) any action asserting a claim against Newell or any director or officer or other employee of Newell governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our By-Laws to be inapplicable or unenforceable in such action.

DESCRIPTION OF RIGHTS

We may issue subscription rights to purchase common stock, preferred stock, debt securities or other securities. These subscription rights may be issued independently or together with any other security offered by us and may or may not be transferable by the securityholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other investors pursuant to which the underwriters or other investors may be required to purchase any securities remaining unsubscribed for after such offering.

To the extent appropriate, the applicable prospectus supplement will describe the specific terms of the rights to purchase shares of our securities offered thereby, including the following:

•	the date of determining the securityholders entitled to the rights distribution;

•	the price, if any, for the subscription rights;

•	the exercise price payable for the common stock, preferred stock, depositary shares, debt securities or other securities upon the exercise of the subscription right;

•	the number of subscription rights issued to each securityholder;

•	the amount of common stock, preferred stock, depositary shares, debt securities or other securities that may be purchased per each subscription right;

•	any provisions for adjustment of the amount of securities receivable upon exercise of the subscription rights or of the exercise price of the subscription rights;

•	the extent to which the subscription rights are transferable;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities;

•	the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights;

•	any applicable U.S. federal income tax considerations; and

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the transferability, exchange and exercise of the subscription rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

The stock purchase contracts may be issued separately or as part of units that we call “stock purchase units.” Stock purchase units consist of a stock purchase contract and either our debt securities or U.S. treasury securities securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

A summary of any material U.S. federal income tax consequences to persons investing in the securities offered by this prospectus may be set forth in an applicable prospectus supplement. The summary will be prepared for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of securities are urged to consult their own tax advisors prior to any acquisition of securities.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters,

•	through agents,

•	directly to a limited number of institutional purchasers or to a single purchaser, or

•	any combination of these.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used in the sale, we will sell the securities to the dealers as principals. The dealers may resell the securities to the public at prices determined by the dealers at the time of the resale.

We may sell securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent, will be described in the prospectus supplement.

The names of the underwriters, dealers or agents, as the case may be, and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents, dealers and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribution with respect to payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Our common stock will be approved for listing upon notice of issuance on Nasdaq. Other securities may or may not be listed on a national securities exchange. Any person participating in an offering of securities may make a market in such securities, but may discontinue such market-making at any time without notice. No assurances can be given that there will be a market for the securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities will occur, they will be described in the applicable prospectus supplement.

LEGAL MATTERS

Legal matters in connection with the securities will be passed upon for Newell by Jones Day and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$1,000,000,000

$500,000,000     % Notes due 2027

$500,000,000     % Notes due 2029

SEPTEMBER     , 2022

Joint Book-Running Managers

J.P. Morgan	BofA Securities	Citigroup
HSBC	Goldman Sachs & Co. LLC	RBC Capital Markets
Barclays	Wells Fargo Securities	Credit Suisse

Co-Managers

PNC Capital Markets LLC	ING
Siebert Williams Shank	US Bancorp